True Value
COMPANY

2004 ANNUAL REPORT


05052642

Built to Grow

True Value® COMPANY

True Value.


GRAND
RENTAL
STATION

Party Central


HOME & GARDEN
SHOWPLACE


INDUSERVE SUPPLY

Commercial Sales.

We are True Value Company. Our new name reflects our most powerful and well-known retail brand.

It is a natural choice for us. The True Value brand is readily recognized, understood and respected in the marketplace because it stands for quality, value and expertise. We will leverage the power of the True Value name for the benefit of the whole organization, creating superior value for all our members and their customers.

While our name has changed, our priorities and values remain the same. We're more determined than ever to keep picking up the pace, to grow sales, add members and be the retailer of choice for do-it-yourself enthusiasts.

Corporate Officers



First Row (front to back)

Barbara L. Wagner Vice President and Treasurer
Amy W. Mysel Senior Vice President, Human Resources and Communications
Leslie A. Weber Senior Vice President and Chief Information Officer
Steven L. Mahurin Senior Vice President and Chief Merchandising Officer
Jon M. Johnson Vice President, Retail Finance

Second Row (front to back)

Fred L. Kirst Vice President, Retail and Specialty Business Development
Michael Haining Senior Vice President, Logistics and Manufacturing
David A. Shadduck Senior Vice President and Chief Financial Officer
Thomas S. Hanemann President and Chief Executive Officer

Third Row (front to back)

Carol Wentworth Vice President, Marketing
Donald J. Deegan Vice President, Corporate Controller
Cathy C. Anderson Senior Vice President, General Counsel and Corporate Secretc

This Annual Report contains forward-looking statements that are based on management's expectations, estimates and assumptions. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Therefore, actual future results and trends may differ materially from what we forecast due to a variety of factors, including without limitation, our assumptions about financing requirements and terms, interest rate functions, sales growth, capital requirements of True Value Company and trends in our industry.

Letter to Members

Bryan Ableidinger (left) Chairman of the Board
Thomas Hanemann President and Chief Executive Officer



We are pleased to report that **in 2004 True Value Company delivered a strong performance.** We continued to realize improvements from our long-term strategic initiatives – improvements that provide us with a sturdy foundation for future growth. Our performance tells us we're focused on the right things, that our strategy is sound and that we're headed in the right direction.

Financial Highlights Your cooperative is financially strong – the strongest it's been in a long time. Our annual revenue totaled $2,023.9 million in 2004, generating net income of $43.2 million – more than double last year's profit. At the same time, we continued to reduce our debt, ending the year with $170.3 million in total debt, a reduction of 11.4 percent from the end of 2003.

The co-op resumed issuing Class A common stock to new members in June. In July, as evidence of our improving financial strength, the board lifted the moratorium on stock redemptions by former members. We began paying the first installment of the related notes with interest in December and will continue for the next four years. To current members, the board authorized patronage dividends of $41.4 million.

Our membership numbers are stable. During 2004, 355 members decided to leave the co-op. At the same time, 202 new members decided to join. The change, however, had a minimal financial impact as strong sales by new members partially offset those of members who left the co-op.

Business Highlights Several milestones marked our progress during 2004 and contributed to our improving financial and operational results. We initiated a comprehensive line review program to ensure that we consistently offer members the best products at the best possible price. We also launched Color Made Simple℠ to rave reviews from members and customers. More than 3,000 stores are now using the updated color palette and nearly 500 stores have participated in Color School to fully implement the program.

Our spring and fall markets were a tremendous success, characterized by strong attendance, great spiffs and a palpable excitement about the future of our co-op. At our fall market we announced plans to change the name of the co-op to *True Value Company* to reflect the strength of our most dominant retail brand. The name change was made official on December 31, 2004.

Looking Ahead The strategic growth initiatives developed by your board and management team are paying off. Our fundamentals are strong. Our foundation is sturdy. We are now pressing ahead to the next phase – growth. Our growth strategy is focused on continuous improvement that delivers favorable near- and long-term business results. Most importantly, it's a plan that focuses on our members' success.

We will continue to equip members with the tools to succeed by continuing to enhance retail presentations for key product categories and by continuing to provide best-in-class retail solutions. All the while, we will continue to manage for the long term, reducing operating costs by achieving new efficiencies, taking advantage of global sources of supply, as well as new tools for operations and logistics.

We look to the future with confidence. We're more determined than ever to keep picking up the pace, to grow sales, add members and be more competitive at retail. Working together, our members, associates and vendors possess the knowledge, ingenuity and skill needed to achieve our goals.

Chairman of the Board	*President and Chief Executive Officer*



Building a Strong Foundation

True Value Company is committed to helping you achieve retail success. But to be successful, you require the ability to offer the products your customers want and need. You need a co-op that understands wholesale excellence is the foundation for your retail success.



Over the past year True Value Company continued to strengthen its foundation, taking the necessary steps to ensure the future success of our members' businesses – steps to further strengthen our financial position, leverage our brand and make sure you get the best products at the best possible price – on time.

Our merchandising department launched a multi-year line review process to optimize product assortments, improve fill rates and reduce costs. The line reviews will ensure that we are capitalizing on the power of a $2 billion organization to get the lowest possible wholesale prices – savings that can be passed along to your customers.



Through superior product assortments the merchandising department is helping members drive down costs, improve margins and attract a broader range of customers.

In 2004 we reviewed 31 product categories representing over $130 million in annual co-op purchases. These reviews have generated significant projected annual cost reductions and one-time vendor conversion money. Product categories that have been through the line review process have been endorsed as Certified True Blue, a designation that assures members they are buying the best products at the best possible price, out of warehouse, every day.

In 2005 we plan to review around 50 additional categories. It will take us through 2007 to completely review all categories stocked in our distribution centers, so members can expect continuing wholesale price reductions. More importantly, these new price reductions will enable our members to compete more effectively on price-visible items to complement their high level of service and expert advice.

We've also taken steps to ensure that you get the products you want quickly and cost-effectively. By improving our fill rates by 1.0 percent we are doing a better job of getting our members the products they want. Further improvements are underway.

Some may consider our obsession with wholesale excellence as a "back-to-basics" approach. Nothing could be further from the truth. Being a successful wholesaler isn't the end-game. It's the foundation upon which we're built, enabling us to expand and grow.

Marietta, Georgia

Chris Shirk, Shallowford True Value

As manager at Shallowford True Value, Chris Shirk (left) has better things to worry about than if his order will arrive on time. With a driver like David Covington (right), he doesn't have to. "David arrives every week like clockwork," says Shirk. "I can count on him like part of my own team."


tools
selection
tools

The Right Tools for Growth

True Value Company is committed to giving you the tools and resources you need to grow. We offer the freedom to tailor your store to meet customers' needs and provide the retail support, programs, marketing, advertising and training that enable you to succeed.

This past year we conducted extensive research to understand how to tap into the largest, most profitable demand in the consumer marketplace. We identified a key segment of shoppers – do-it-yourself enthusiasts – who are passionate about home improvement and spend more money than typical shoppers. We found that these customers have high expectations of a hardware store: expert advice, customized service, a layout that makes it easy to find the merchandise they want and clean, bright, uncluttered stores.



For this reason, the co-op has placed strong emphasis and incentives behind our store modernization program. And with help from our expert retail consultants, growing and expanding your retail presence has never been easier.

We also provided members with innovative retail programs designed to drive awareness and demand for your products and expertise. For example, 2004 marked the debut of Color Made Simple℠, a new consumer driven retail paint strategy designed to provide you with a competitive edge and a compelling solution for your customers. By the end of the year, more than 3,000 stores adopted the updated color palette and nearly 500 were fully trained and implementing the program.

The True Value Rewards® program also continued to grow, helping more members gather data and target their best customers with special offers. In 2004, 230 new stores joined True Value Rewards® to move their businesses forward.

Looking ahead, 2005 will bring additional changes to our advertising and marketing programs, including the debut of geographically zoned circulars and a return to national advertising for paint. Never complacent with our success, True Value Company is always moving forward, providing you with innovative retail programs, marketing and support to help you achieve new levels of retail success.



Menomenee Falls, Wisconsin

Blair's True Value uses True Value Rewards® to connect with over 13,000 of its most valuable and profitable customers.



Color School, Kansas City RDC

Since the launch of Color Made Simple℠ in early 2004, True Value University's Color School program has helped more than 635 members and store associates, representing 500 stores, grow their knowledge and skills for successfully selling color. Color School will be in session at least 35 times in 2005, with courses offered at most RDCs and in several major cities across the country. Here, True Value University instructor Joan Emrich teaches member Dennis Heidrick Jr. the basics of faux-finishing.

Below, member Wayne Averill uses Color Made Simple℠ to talk with a customer about color.


COLOR made simple True Value

Succeeding Together

Success at wholesale and at retail isn't something we achieve on our own. As a co-op, we're dependent upon each other to achieve our goals and reach new heights. A new program, tool or system has to be used to be successful.

Members around the world are experiencing success today and growing their businesses because of the strong foundation provided by True Value Company.

You too don't have to go it alone. We'll be with you every step of the way with the programs, services, planning and support you need to help write your own success story. Working together, growing together – it is and always has been the True Value way of doing business.



Succeeding From the Ground Up >
Ames True Value & Just Ask Rental
Wiscasset, Maine

The Ames family has been in the hardware business for as long as anyone can remember. Started by Dan Ames, the grandfather of current owner Wayne Averill, the store began as a feed store, converting to True Value in 1975.

Ames True Value has always been popular with local residents and summer vacationers, but Averill found it increasingly difficult to manage 40,000 square feet of inventory in a 15,000-square-foot location. After adding on four times, there was simply no more room.

Retail Consultant Peter Hodge started discussing expansion plans with Averill about five years ago. Examining the market area, Hodge and Averill decided to make use of a plot of land near the existing store. Hodge connected Averill with local contractors and helped design a floor plan and merchandise mix that includes hardware, housewares, equine, marine and pet supplies. "Thanks to Peter and his team, Ames True Value will continue to be the preferred retail destination for Wiscasset for many years to come," says Averill.

< Succeeding Internationally
Hardware & Lumber True Value
Kingston, Jamaica

When two leading hardware and home improvement chains in Jamaica merged in early 2004, one chain was a True Value member. The other chain held membership in a competing co-op. The newly merged 15-store chain chose True Value.

"We evaluated a number of areas: service, credit and merchandise assortments to determine which cooperative offered us the most," said Oscar Kerr, deputy general manager of Hardware & Lumber Ltd. "At the end of the day, True Value proved stronger, more flexible and accommodating to the needs of our business."

Working hand-in-hand with Retail Consultant Deborah Reed and Director of International Sales Mimi Apelqvist, Hardware & Lumber is now launching the True Value name and concept across the island.





^ Succeeding Against Mother Nature

Atlanta RDC

True Value members across the southern and eastern U.S. dealt with more than their fair share of nasty weather this year. During the summer and fall, hurricanes Charley, Frances, Ivan and Jeanne plowed inland with wind and rain from Louisiana to Florida, the Carolinas and beyond. Winter wasn't much better, with a good part of the eastern U.S. under near-record snow – many areas in excess of two feet.

Through it all, the Atlanta RDC called on members before each predicted storm to help them prepare and stock up on emergency items. "Our members were on the front lines helping communities clean up and recover," said Roger Thrasher, operations manager for the Atlanta RDC. "We dispatched additional trucks filled with water, generators, gas cans, batteries – you name it. Working together, we helped our members serve their communities during times of adversity."

Financial Highlights

Selected Financial Data *($ in thousands)*	As of and for the Fiscal Year Ended December 31, 2004	2003
Net revenue	$ 2,023,887	$ 2,024,340
Gross margin	222,077	220,436
Net margin	43,213	21,221
Patronage dividends	41,375	18,269
Total assets	655,519	681,460
Current and non-current long-term third-party debt and borrowings	90,155	132,423
Current and non-current promissory (subordinated) and installment notes payable	80,146	59,859
Deferred stock redemptions and Redeemable non-qualified Class B common stock (1)	21,626	56,864
Class A common stock (1)	30,490	31,440
Class B common stock (1)	102,187	96,542

(1) In 2004, True Value lifted the moratorium on stock redemptions and redeemed shares for former shareholders who completed required stock redemption procedures. Accordingly, no deferred stock redemptions remain as a result of the moratorium. In 2003, Class A common stock and Class B common stock excludes approximately $18,841 and $82,718, respectively, of amounts not redeemed due to the stock moratorium. Class B common stock also excludes $33,868 of non-qualified Class B common stock. These amounts are included in Deferred stock redemptions and Redeemable non-qualified Class B common stock and are offset by Loss allocation of $27,941, Accumulated deficit of $9,933 and an offset of accounts receivable of $6,821 pursuant to True Value's agreements with its members. See Note 1, "Description of Business and Accounting Policies – Capital stock redemption," to the Consolidated Financial Statements beginning at page 20.

Financial Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

($ in thousands)

Overview

True Value has had three consecutive years of achieving key milestones in the turnaround of its business. Operational, financial and internal control breakdowns during the integration period following the merger of Cotter & Company and ServiStar Coast to Coast Corporation on July 1, 1997 culminated in a $130,803 loss in 1999. Since then, new management has returned True Value to profitability by reducing costs significantly, restructuring operations, improving operational performance, reducing and refinancing its debt, improving internal accounting controls and changing its corporate culture. These accomplishments, as well as other management actions, have slowed the rate of net membership attrition in True Value, which increased after the 1999 loss.

In 2002, management restored True Value to profitability by reducing costs and also completed a sale leaseback transaction. These two items produced cash to significantly reduce True Value's debt.

In 2003, True Value entered into a new debt agreement that consolidated and refinanced its third-party senior notes and revolving credit facility, reducing its weighted average interest rate to approximately 4% from the prior rate of approximately 13% and resulting in negotiated cash savings of $21,291 in senior lender obligations. Of this amount, $7,706 related to forgiveness of existing indebtedness and $13,585 related to a negotiated reduction in refinancing related make-whole obligations. (The $13,585 represents the difference between the contractual amount of the make-whole obligation in accordance with the old senior note agreements compared to the amounts negotiated with the old senior note holders.) Additionally in 2003, True Value settled the "Derivative Action" (an action brought by a former True Value member against certain present and former directors, certain former officers of True Value and against True Value) against it for the benefit of nearly all True Value members, reduced pricing to members nearly $10,000 and continued implementing efficiency initiatives and improving operational profitability.

In 2004, True Value stabilized revenue and more than doubled its 2003 net margin. The higher 2004 net margin was primarily due to the 2003 debt refinancing and was achieved after providing price reductions to members of approximately $9,000. True Value also secured lower product acquisition costs through a new multi-year comprehensive line review process implemented during the second half of 2004. This line review process will fund incremental price reductions to members in 2005 and beyond. In addition, True Value lifted the moratorium on stock redemptions, funded related stock redemptions and reduced year-end debt by $21,981.

Management utilizes a variety of key performance measures to monitor the health and progress of True Value's business. These measures are store count, revenue, operational and interest expense reductions and debt reduction.

The following is a summary of the trends of the most significant key performance measures identified above:

Store Count


Year-End Store Count
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7,196
6,567
6,178
6,025
2001
2002
2003
2004

Management begins its analysis of the financial health of True Value by measuring the number of stores and the level of patronage from True Value members. Management considers that one of the critical elements of the turnaround has been stabilizing the membership base. As demonstrated on the preceding chart, the rate of True Value's net store count decline has tapered off significantly in the last few years. Year-end store count figures include new store gains of 148, 212 and 202 in 2002, 2003 and 2004, respectively. Management is projecting a modest 2% net decline in overall store count in 2005, assuming stable economic and competitive conditions and the continued improvement of the financial condition of True Value. Management considers this a modest decline, as the number of industry-wide independent hardware stores is projected to decline at about a 1.0% rate for the next several years. With the improvement in the financial condition of True Value, management expects new store revenue to be greater in 2005 than in 2004.

In regard to the level of patronage from True Value members in 2004, approximately one quarter of the stores accounted for less than 5% of Net revenue. This relationship has been fairly consistent over the last several years. If True Value were to experience a significant decrease in this quartile of current members, the financial impact would not be significant.

Net Revenue


Net Revenue ($ in millions)
$3,000
2,500
2,000
1,500
1,000
500
0
$2,619
$2,175
$2,024
$2,024
2001
2002
2003
2004
Hardware and Paint
Canada and Lumber Business

Following several years of declining Net revenue, driven primarily by declining membership, True Value's Net revenue stabilized in 2004, as the member attrition rate continued to taper off. A key metric utilized by management to assess the strength of Net revenue is year-to-year same store sales. This metric represents year-to-year sales performance for member stores with at least two full fiscal years as members of True Value.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Continued)

For the first time in recent years, same store sales increased by $38,005, or 1.9%, in 2004 after declining by $40,076, or 1.8%, in 2003 and by $119,584, or 4.6%, in 2002. Management estimates that in 2005 True Value will experience a modest increase in Net revenue.

Operating and Interest Expenses


Operating and Interest Expenses ($ in millions)
$300
250
200
150
100
50
0
$289
$229
$221
$181
2001
2002
2003
2004

Operating and interest expenses include logistics and manufacturing, selling, general and administrative, member interest and third-party interest expenses.

A key component of management's turnaround strategy has been to reduce the cost structure of True Value. Management's actions, including restructuring actions, have focused on reducing the following expenses: logistics and manufacturing, selling, general and administrative, and interest paid to members and third parties. In 2004, third-party interest expense was significantly lower due to a full year effect from the August 29, 2003 refinancing. Member interest expense was slightly higher due to additional debt created by lifting the moratorium. In 2003, third-party interest expense includes the cost of $26,927 incurred with the refinancing of the Senior Debt, resulting from the write-off of the remaining unamortized balance of prepaid bank fees and old and new senior note make-whole interest costs. In 2001, True Value incurred sizable restructuring charges mainly in connection with distribution facility closures and corporate layoffs. These restructuring actions and other corporate cost reductions have been key to the improved profitability of True Value. Management estimates stable expenses and a modest profit improvement in 2005.

Debt


Total Year-End Debt Including Member Debt ($ in millions)
$600
500
400
300
200
100
0
$514
$82
$432
$256
$65
$191
$192
$60
$132
$170
$80
$90
2001
2002
2003
2004
Third-Party Debt
Member Debt

Total debt, shown above, includes all third-party debt and the current and long-term portions of subordinated member debt. The primary contributors to True Value's debt reduction over this period included: the sale leaseback of seven distribution centers, the sale of idle or underutilized assets, improved working capital management and lower operating expenses resulting from headcount and other expense reductions. The combination of improved operating performance and lower debt levels allowed True Value to refinance its third-party senior notes and revolving credit facility on August 29, 2003, which reduced the average interest rate on these borrowings from approximately 13% to approximately 4%. Overall debt reductions in 2004 were achieved despite the increase in debt required to fund stock redemptions resulting from the lift of the stock moratorium. In 2005, *management anticipates a modest increase in debt due to financing* development of new member programs and information systems enhancements.

True Value's primary source of revenue is derived from the sale of hardware, paint and paint related products and general merchandise to member stores. These revenues result from shipments that originate from True Value's distribution facilities, as well as from shipments that go direct from True Value's vendors to member stores. In addition, True Value recognizes revenue for services provided to members and vendors, including primarily advertising and transportation fees.

Costs of revenue include acquisition cost of merchandise (net of discounts and vendor incentives), warehousing and transportation costs, manufacturing costs for paint and paint related products, transportation costs and costs related to other services provided to members.

Selling and general administrative costs include headquarter and field personnel expenses, as well as advertising, marketing and information technology costs.

True Value's cash flows are generated primarily from profits on sales of merchandise and services, as discussed above, and are utilized primarily to service debt and fund patronage dividends to members.

The success of True Value is dependent upon continued support from its members in the form of purchases of merchandise and services for their retail and/or industrial distribution outlets. Significant declines in membership or in the levels at which members purchase from True Value, or both; an increase in market share of the various entities that compete in the hardware industry; and a decline in the general U.S. economy could have a significant negative effect on True Value's profitability.

The following discussion and analysis provides information that management believes to be relevant to understanding True Value's financial condition and results of operations. This discussion should be read in conjunction with True Value's consolidated financial statements and the related notes thereto included in this report, beginning at page 20.

Results of Operations for 2004 Compared to 2003

In 2004, True Value's revenue stabilized and net margin more than doubled from 2003. True Value also lifted the moratorium on stock redemptions, reduced total debt and experienced a 2.5% net decline in member retail outlets, the lowest level of decline in several years. True Value's success in slowing the net decline in number of retail outlets was predominantly due to its improved financial position; True Value has reestablished itself as a financially stable cooperative wholesaler for the independent hardware retailer and is having success signing new members from its competitors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Continued)

Net Revenue and Gross Margin

A reconciliation of Net revenue and Gross margin between 2004 and 2003 follows:

($ in thousands)	Net Revenue	% of 2003 Net Revenue	Gross Margin	Gross Margin % of Revenue
2003 Results	**$2,024,340**	**100.0%**	**$220,436**	**10.9%**
Same store sales:				
Warehouse and relay revenue	15,034	0.7%	6,142	
Vendor direct revenue	15,408	0.8%	(53)	
Paint revenue	7,563	0.4%	(2,263)	
Net same store sales	**38,005**	**1.9%**	**3,826**	
Change in participating members:				
Terminated members:				
Warehouse and relay revenue	(42,997)	(2.1%)	(7,150)	
Vendor direct revenue	(18,662)	(0.9%)	(205)	
Paint revenue	(3,683)	(0.2%)	(1,673)	
Net terminated members	(65,342)	(3.2%)	(9,028)	
New members:				
Warehouse and relay revenue	17,619	0.8%	2,540	
Vendor direct revenue	8,611	0.4%	40	
Paint revenue	1,604	0.1%	537	
Net new members	27,834	1.3%	3,117	
Net change in participating members	**(37,508)**	**(1.9%)**	**(5,911)**	
Other revenue and cost of revenue	**(950)**	**(0.0%)**	**3,726**	
Total change	**(453)**	**(0.0%)**	**1,641**	
2004 Results	**$2,023,887**	**100.0%**	**$222,077**	**11.0%**

Net revenue for the year ended December 31, 2004 totaled $2,023,887, which was flat compared to the same period last year. The net revenue increase in the same store sales category was offset by declines in the participating member store sales and other revenue categories. True Value's same store sales increased $38,005, or 1.9%. Same store sales were favorably impacted by various True Value programs and initiatives to drive merchandise sales, as well as an improved economy and renewed member confidence in True Value. Partially offsetting the increase in same store sales was a 2.5% net decline in the number of participating member retail outlets, resulting in revenue reduction of $37,508, or 1.9%. The 2004 net decline in revenue resulting from the change in participating member stores is an improvement relative to the net decline experienced in 2003 of $94,013, or 4.3%. The remaining revenue reduction in other revenue of $950 was primarily due to the impact of Emerging Issues Task Force ("EITF") Issue No. 02-16 "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), on advertising revenue (See Note 1, "Description of Business and Accounting Policies – Consideration Given by a Vendor," to the Consolidated Financial Statements beginning at page 20). In addition, Net revenue was favorably impacted by two extra ship days in 2004 compared to 2003; this effect was predominantly offset by wholesale product price reductions (excluding commodity items) that lowered revenue by an incremental $9,019, as compared to the prior year.

Gross margin for the year ended December 31, 2004 increased by $1,641, or 0.7%, over the prior year. Same store sales gross margin increased $3,826 due to volume increases discussed above, offset by lower paint margins due to raw material price increases and costs of $2,377 incurred to implement the new "Color Made Simple" paint program. Another contributing factor reducing gross margin was the net decline in participating member stores, lowering gross margin by $5,911. Although the net decline in participating member stores caused a gross margin reduction, the trend shows improvement, as 2003 had a gross margin loss of $13,374 from a net decline in participating member stores. The wholesale product price reductions that lowered revenue did not unfavorably impact gross margin, as lower product acquisition cost from suppliers more than offset the wholesale product price reductions.

The other cost of revenue category, which consists mainly of advertising, transportation, freight-in, vendor rebates, cash discounts and other costs incurred to prepare goods for resale, increased by $3,726. The primary reason for this increase was the net impact of EITF 02-16 related to the change in recognition of vendor compensation and market related items (See Note 1, "Description of Business and Accounting Policies – Consideration Given by a Vendor," to the Consolidated Financial Statements beginning at page 20). Also favorably impacting the other gross margin category was lower advertising cost related to discontinuing in 2004 the sponsorship of "IROC" (International Race of Champions). Partially offsetting this favorable variance were higher inventory reserve requirements related to the increased levels of unproductive inventory and higher costs incurred to prepare goods for resale.

	2004	2003	$ Expense (Decrease)
Logistics and manufacturing expenses	$63,411	$64,071	$(660)

Logistics and manufacturing expenses decreased by $660, or 1.0%, as compared to the same period last year. This decrease in expense is primarily due to 2003 expenses that did not reoccur in 2004, including asset impairment, severance and facility exit costs of $2,495. Partially offsetting this decrease were transportation administrative cost increases of $913 primarily related to staffing in the vendor compliance and global sourcing departments. In addition, manufacturing expenses increased $870 principally due to post-employment charges and the write-off of licensing fees related to True Value's Trading Spaces™ brand of paint products.

	2004	2003	$ Expense Increase
Selling, general and administrative expenses	$104,772	$99,170	$5,602

Selling, general and administrative ("SG&A") expenses increased by $5,602, or 5.6%, as compared to 2003. The increase in SG&A expenses was primarily due to the application of EITF 02-16 (See Note 1, "Description of Business and Accounting Policies – Consideration Given by a Vendor," to the Consolidated Financial Statements beginning at page 20). In 2003, amounts both earned and expensed related to markets of $13,607 were recorded net in SG&A expenses; in 2004, these amounts were recorded in Net revenue and Cost of revenue as applicable. Excluding the EITF 02-16 impact, SG&A expenses would have decreased by $8,617. Reductions in depreciation and amortization and bad debt expense were offset by increases in labor and related items. Depreciation and amortization expense was lower by $8,572 primarily due to capital investments incurred after the 1997 merger becoming fully depreciated or amortized during 2003 and 2004. Bad debt provisions generated a reduction in SG&A expense of $3,425 compared to 2003 primarily due to favorable collections experience on current and terminated member accounts and notes receivable. Labor costs increased $2,295 due to annual merit increases, post-employment charges due to departmental reorganizations, group medical insurance costs and modest increases in additional headcount to facilitate True Value merchandise sales initiatives. These increases were partially offset by lower bonus expense and 401(k) contributions due to lower achievement of performance targets in 2004 versus 2003.

	2004	2003	$ Expense (Decrease)
Third-party interest expense	$7,379	$51,724	$(44,345)

Third-party interest expense decreased $44,345, or 85.7%, as compared to the same period last year. The primary reasons for the decrease were related to the August 29, 2003 refinancing. The lower interest rate achieved in the refinancing resulted in lower interest costs in 2004 versus 2003 of $9,167. In addition, costs related to the August 2003 refinancing and to prior debt agreements did not reoccur in 2004. These costs included the write-off of deferred fees related to the prior debt agreements of $26,927, amortization of senior note make-whole interest cost related to prior year's senior note prepayments of $4,579, and amortization of bank fees of $2,703. See "Other income, net" below for related debt forgiveness.

	2004	2003	$ Income (Decrease)
Other income, net	$(2,790)	$(21,882)	$(19,092)

Other income, net decreased $19,092, or 87.2%, as compared to the same period last year. This decrease in other income was primarily the result of three 2003 gains that did not reoccur in 2004. In April 2003, True Value recognized a gain of $7,133 of unamortized income related to terminated agreements associated with the sale of the lumber and building materials business (the "Lumber Business") to Builder Marts of America, Inc. ("BMA") in December 2000. True Value also recognized a gain on debt forgiveness of $7,706 related to the debt refinancing on August 29, 2003. Finally, litigation settlements in 2003 resulted in gains of $5,538.

	2004	2003	$ Increase
Net margin	$43,213	$21,221	$21,992

The 2004 net margin of $43,213 increased from net margin of $21,221 for the same period a year ago. The primary reason was the reduction in interest related to the August 29, 2003 refinancing of True Value's third-party debt and other changes as discussed above.

Results of Operations for 2003 Compared to 2002

True Value experienced a net decline of its total number of outlets of 5.9% in 2003 and 8.7% in 2002. The decline was due to retailer competition and members leaving True Value to find an alternate source of supply, principally due to concerns about True Value's financial health. True Value's improved financial stability served to slow the net decline in the number of retail outlets and the reduction of market share of members' purchases. Further, members bought more merchandise from the distribution centers resulting in a favorable mix of higher margin warehouse sales and fewer low margin direct sales. In addition, price reductions, which commenced in October 2002 and continued through 2003, contributed to a net decline in revenue and gross margin but were of benefit to the members.

During 2003, True Value was successful in completing a refinancing of the existing senior credit facility and senior notes with a four-year revolving credit facility. The new asset-based revolving credit facility ("Bank Facility") resulted in a reduction in interest expense as a result of a lower interest rate from September 2003 through December 2003.

Net Revenue and Gross Margin

A reconciliation of Net revenue and Gross margin between 2003 and 2002 follows:

($ in thousands)	Net Revenue	% of 2002 Net Revenue	Gross Margin	Gross Margin % of Revenue
2002 Results	**$2,175,451**	**100.0%**	**$246,918**	**11.4%**
Same store sales:				
Warehouse and relay revenue	(11,177)	(0.5%)	3,065	
Vendor direct revenue	(21,995)	(1.0%)	(858)	
Paint revenue	(6,904)	(0.3%)	(3,591)	
Net same store sales	**(40,076)**	**(1.8%)**	**(1,384)**	
Change in participating members:				
Terminated members:				
Warehouse and relay revenue	(78,414)	(3.6%)	(12,587)	
Vendor direct revenue	(33,614)	(1.5%)	(344)	
Paint revenue	(6,359)	(0.3%)	(3,110)	
Net terminated members	(118,387)	(5.4%)	(16,041)	
New members:				
Warehouse and relay revenue	13,429	0.6%	2,155	
Vendor direct revenue	9,959	0.5%	52	
Paint revenue	986	0.0%	460	
Net new members	24,374	1.1%	2,667	
Net change in participating members	**(94,013)**	**(4.3%)**	**(13,374)**	
Other revenue and cost of revenue	**(17,022)**	**(0.8%)**	**(11,724)**	
Total change	**(151,111)**	**(6.9%)**	**(26,482)**	
2003 Results	**$2,024,340**	**93.1%**	**$220,436**	**10.9%**

Net revenue for the year ended December 31, 2003 totaled $2,024,340, a decrease of $151,111, or 6.9%, as compared to the same period last year. The overall decline in revenue was predominantly due to a decline in the number of participating member retail outlets. True Value experienced a 5.9% net decline in the number of participating member outlets resulting in a revenue reduction of $94,013, or 4.3%. Same store sales declined $40,076, or 1.8%, as compared to the prior year due to True Value members shifting some of their merchandise purchases to other sources and the effect of a slow economy through the first three quarters. A contributing factor in the decline of revenue in same store sales and change in participating members categories was a product price reduction that lowered revenue by approximately $9,884 as compared to the prior year. Other revenue, which consists of advertising, transportation and other revenue declined $17,022, or 0.8%, primarily due to lower national advertising program fees that are determined based on a percentage of each member's purchases. In addition, the adoption of the accounting rule EITF 02-16 (See Note 1, "Description of Business and Accounting Policies – Consideration Given by a Vendor," to the Consolidated Financial Statements beginning at page 20) had an impact of reducing revenue by $4,284. Further, reduced shipments to members reduced freight revenue from members by $3,049.

Gross margin for the year ended December 31, 2003 decreased by $26,482, or 10.7%, over the prior year. The net decline in participating member outlets contributed $13,374 of the reduction in gross margin. Gross margin from same store sales declined by $1,384. A contributing factor in the decline of gross margin in same store sales and change in participating members categories was a product price reduction that lowered gross margin by approximately $9,884 as compared to the prior year. The product price reduction was partially offset by lower product acquisition costs from both domestic and global suppliers.

Other cost of revenue, which is comprised of advertising, transportation, freight-in, vendor rebates, cash discounts and other costs incurred to prepare goods for resale, negatively impacted gross margin by $11,724 as compared to the same period last year. This negative impact was due to an increase in freight costs and lower discounts and rebates associated with global sourcing of product and lower purchasing volume, offset by advertising costs being reduced by an amount greater than the related revenue reduction.

	2003	2002	$ Expense (Decrease)
Logistics and manufacturing expenses	$64,071	$71,554	$(7,483)

Logistics and manufacturing expenses decreased by $7,483, or 10.5%, as compared to the prior year. True Value experienced a decrease in expense due to lower operating costs resulting from the closure of two distribution centers during 2002, together with increased labor productivity resulting from ongoing process changes. In 2001, True Value implemented a distribution center closure plan in response to a reduction in the member base. These savings, which started to be recognized in 2002, were partially offset in 2003 by increased rent expense of $14,442, net of reduced depreciation expense of $1,814 and gain amortization of $2,646 as a result of a sale leaseback transaction, which occurred on December 31, 2002. See "Interest expense" below for a discussion of the related impact from the sale leaseback transaction.

	2003	2002	$ Expense Increase
Selling, general and administrative expenses	$99,170	$95,689	$3,481

SG&A expenses increased $3,481, or 3.6%, as compared to the prior year. The increase in SG&A expenses was due mainly to higher health care costs, which reflect the upward trend in health care self insurance cost in the year compared to last year. In addition, professional fees, which relate to higher litigation costs as well as professional outside services work related to Sarbanes-Oxley preparations, increased compared to the prior year.

	2003	2002	$ Expense (Decrease)
Interest expense:			
Member	$5,799	$6,611	$(812)
Third Parties	51,724	55,284	(3,560)

Interest expense to members decreased by $812, or 12.3%, as compared to the prior year due to a lower average principal balance of debt outstanding, partially offset by a higher average interest rate. The 8.3% interest rate that True Value offered to members to renew their maturing subordinated debt for an additional three years was higher than the 7.9% average coupon rate of their maturing debt.

Third-party interest expense decreased $3,560, or 6.4%, as compared to the same period last year. On August 29, 2003, True Value completed the refinancing of the revolving credit facility, senior notes and synthetic lease obligation (the "Senior Debt"), resulting in the write-off of the remaining unamortized balance of prepaid bank fees and old and new senior note make-whole interest costs totaling $26,927. See "Other income, net" below for related debt forgiveness. In addition, the amortization of make-whole costs incurred by the early pay down of debt from the asset sales that occurred in the second half of 2002 are included in interest expense. These write-offs and increased amortization were offset by lower interest costs of approximately $30,486 as a result of lower average principal balance of senior debt outstanding as compared to the prior year, and lower interest rates on the new Bank Facility. True Value achieved the lower average principal balance by generating cash from operations and asset sales, which includes the sale leaseback of seven facilities at December 31, 2002.

	2003	2002	$ Income Increase
Other income, net	$(21,882)	$(3,632)	$18,250

Other income, net increased by $18,250 as compared to the same period last year. This increase in other income included $7,706 of debt forgiveness from the refinancing of the Senior Debt. Additionally, True Value recognized $7,133 of income from deferred credits related to the termination in April 2003 of the non-compete, cooperation and trademark license agreements that were part of the sale of the Lumber Business to BMA in 2000. These agreements with BMA had terms ranging from five to ten years and the related amounts received for these agreements were being amortized over those terms. Also, True Value recorded income from litigation settlements of $5,538. The Derivative Action Settlement required on the effective date of lifting the moratorium, which occurred July 6, 2004, that True Value reduce the loss allocation accounts for all current and former members who are parties to the Stipulation of Settlement by approximately $5,000. Other income of $3,000 relates to the receipt of insurance proceeds in 2003 to fund a portion of this adjustment between the loss allocation account and retained deficit. The remaining $2,538 of income relates to settlement of a dispute with vendors.

	2003	2002	$ Increase
Net margin	$21,221	$21,153	$68

The net margin of $21,221 was up from a net margin of $21,153 for the same period a year ago. True Value maintained its net margin in light of a $151,111 revenue reduction, which includes implementing $9,884 in wholesale price reductions. The adverse effect of revenue reductions on gross margin were due to lower volume and the wholesale price reductions and were partially offset by expense reductions from logistic and manufacturing efficiencies and the net effect of the sale leaseback transaction. Further, net margin was impacted by the net cost of $11,531 from refinancing the Senior Debt. This amount, however, was offset by the gain of $7,133 from the termination of the long-term BMA agreements and gains from litigation settlements in the aggregate amount of $5,538.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Continued)

Liquidity and Capital Resources

The information provided below describing True Value's debt, credit facilities, guarantees and future commitments is included in order to facilitate a review of True Value's liquidity.

True Value generated cash from operating activities for 2004, 2003 and 2002 in the amounts of $66,344, $32,807 and $103,204, respectively. The increase in cash generated from operating activities in 2004 compared to 2003 was due to the improvement in Net margin of $21,992 in 2004 from 2003. This increase was predominantly due to the reduction in interest expense in 2004 from 2003 that was generated from the refinancing of its Senior Debt on August 29, 2003. The reduction in cash generated from operating activities in 2003 in comparison to 2002 was due principally to cash generated from the sale of inventory in 2002 of $88,908. True Value generated this cash in 2002 through a focused effort to liquidate excess inventory in 2002. In 2002, True Value initiated several inventory reduction programs to keep inventory levels in line with a reduction in membership and improve inventory turns. These initiatives included eliminating excess and obsolete inventory and closing regional distribution centers. While True Value also disposed of excess inventory during 2004 and 2003, it did so at a lower level than in 2002.

True Value's major working capital components individually move in the same direction with the seasonality of the business. The spring and early fall are the most active periods for True Value and require the highest levels of working capital. The low point for accounts receivable, inventory and accounts payable is at the end of the calendar year. The cash needed to meet the future payments for accounts payable will be provided by the cash generated from collections of accounts receivable and from the future sale of inventory.

In 2004, True Value's major working capital components did not significantly impact cash from operations as Accounts receivable, Inventory and Accounts payable remained flat compared to 2003. Even though True Value's 13-month average member receivable "DSO" (Days Sales Outstanding) declined to 38.5 compared to 39.6 in 2003, it did not generate additional cash flow, as the lifting of the moratorium on common stock redemptions in July 2004 allowed True Value to set off a substantial amount of the older accounts receivable against the members' common stock investment.

In 2003, True Value's major working capital components did not significantly impact cash from operations as Accounts receivable remained flat compared to 2002. True Value's 13-month average member receivable DSO was also flat at 39.6 for 2003 compared to 39.7 days for 2002. Additionally, Inventory and Accounts payable in 2003 increased compared to 2002 by $50,880 and $38,614, respectively, as a result of programs implemented to improve fill rates and increase levels of imported product.

In 2002, True Value's major working capital components impacted cash from operations as Accounts receivable, Inventory and Accounts payable decreased by $32,926, $88,908 and $52,091, respectively, from 2001. The additional cash generated from Accounts receivable was reflected in True Value's 13-month average member receivable DSO, as it improved to 39.7 for 2002 compared to 43.9 days for 2001. The additional cash generated from the reduction in Inventory was partially offset by the reduction in Accounts payable. These changes in Inventory and Accounts payable were mainly due to the inventory reduction programs described above.

True Value used cash for investing activities in 2004 in the amount of $9,827. In 2003 and 2002, investing activities generated cash in the amount of $13,065 and $146,851, respectively. Investing activities include capital expenditures, proceeds from sales of properties, restricted cash activities and changes in other assets. Total capital expenditures, excluding expenditures under capital leases, were $11,874, $6,825 and $12,838 for the years 2004, 2003 and 2002, respectively. Capital expenditures are comprised of various building improvements and purchases of additional equipment and technology at True Value's distribution centers, manufacturing facilities and at its corporate headquarters. True Value's management has forecasted that the capital expenditure investment for 2005 will exceed $20,000, due primarily to increased investment spending on information systems enhancements, transportation equipment and paint manufacturing facilities and equipment.

In 2002, the gross proceeds from the sale of properties were $127,941, which principally related to the sale leaseback of seven properties (See Note 5, "Lease Commitments," to the Consolidated Financial Statements beginning at page 20) and the sale of the Brookings, South Dakota distribution center. In 2002, cash generated from other assets was provided by the early payment of the note receivable from BMA. In addition, 2002 used restricted cash of $13,320 from prior year asset sales to pay down debt and in 2003, the elimination of restricted cash as a result of the debt refinancing provided cash of $15,755.

The excess cash generated from operating and investing activities in 2004, 2003 and 2002 was used primarily for financing activities, which used cash of $58,529, $45,639 and $329,870 for 2004, 2003 and 2002, respectively. In particular, True Value applied the cash to reducing its long-term and short-term financing in all three years. In addition, in 2004 True Value used cash for payment of the patronage dividend and the redemption of Class A and Class B common stock related to lifting the moratorium. See Note 1, "Description of Business and Accounting Policies – Capital stock redemption" to the Consolidated Financial Statements beginning at page 20. In 2003, cash was also used for payment of the patronage dividend and in 2002 cash was used to pay down drafts payable.

Cash and cash equivalents at December 31, 2004, 2003 and 2002 were $7,222, $9,234 and $9,001, respectively. As of December 31, 2004 and 2003, the borrowings under the Bank Facility were $88,300 and $131,600, respectively.

True Value's net working capital at December 31, 2004, 2003 and 2002 was $87,047, $50,602 and $84,051, respectively. The current ratio at December 31, 2004, 2003 and 2002 was 1.22, 1.11 and 1.21, respectively. The change in both the working capital and current ratio between 2004, 2003 and 2002 was primarily due to the classification of the Bank Facility borrowings between long-term debt and current maturities. The classification is based on True Value's projection of seasonal working capital needs. For each year presented, the amount of the Bank Facility classified as long-term debt represents the expected lowest level of borrowings during the next 12 months. At December 31, 2004, the Bank Facility borrowings of $88,300 were estimated to be the lowest level of borrowings for the next 12 months; accordingly, the entire balance has been classified as long-term. At December 31, 2003, $71,600 of the $131,600 in the Bank Facility borrowings was estimated to be paid down during the following 12 months; accordingly, $60,000 was classified as long-term. The reduction in both the working capital and the current ratio between 2003 and 2002 was primarily due to True Value refinancing its Senior Debt with the Bank Facility in August 2003. The Bank Facility moved a significant portion of True Value's debt from a long-term liability to a current liability.

True Value's management believes that its cash from operations and existing credit facilities will provide sufficient liquidity to meet its working capital needs, planned capital expenditures and debt obligations due to be repaid in 2005. The Bank Facility should provide sufficient liquidity for future needs until it expires in 2007.

Cash Requirements

Below is the current schedule of the expected cash outflows necessary to meet financial commitments for 2005 and thereafter:

($ in thousands)	**2005**	**2006 & 2007**	**2008 & 2009**	**Thereafter**	**Total**
Bank Facility (1)	$ —	$ 88,300	$ —	$ —	$ 88,300
Installment (subordinated) notes (2)	5,251	10,501	5,250	—	21,002
Promissory (subordinated) notes (3)	23,336	31,614	—	—	54,950
Interest on promissory & installment (subordinated) notes	6,680	5,717	252	—	12,649
Accrued stock redemption liability (2)	1,717	990	990	1,189	4,886
Capital lease obligations	805	988	62	—	1,855
Operating lease obligations	30,654	53,964	48,304	219,041	351,963
Purchase obligations (4)	121,200	—	—	—	121,200
Redeemable non-qualified Class B non-voting common stock	—	—	—	21,626	21,626
Total	**$189,643**	**$192,074**	**$54,858**	**$241,856**	**$678,431**

(1) Borrowings under the Bank Facility fluctuate for the seasonal needs of the business. There are no required payments until the maturity of the Bank Facility in August 2007. Interest on the Bank Facility is variable at either the London Interbank Offering Rate ("LIBOR") or prime, plus in either case, an additional amount of interest determined based on a performance-based pricing grid.

(2) Effective July 6, 2004, the board of directors rescinded True Value's moratorium on stock redemptions that had been effective since March 2000. In accordance with True Value's By-Laws, since rescinding the moratorium, True Value satisfied $7,779 of stock redemption liability in cash and $26,351 by issuing subordinated installment notes. On December 31, 2004, the first payment of principal of $5,241 on subordinated installment notes created since the stock redemption moratorium was rescinded was paid. As of December 31, 2004, True Value had shareholders that discontinued their purchasing activities with True Value and requested that their stock be redeemed but who had not completed the redemption procedures. True Value classified this $4,886 of stock redemption liability as $1,718 in Current maturities of long-term debt, notes and capital lease obligations, $2,476 in Long-term debt including notes and capital lease obligations, less current maturities, and $692 in Other long-term liabilities representing True Value's redemption obligations to former members that management anticipates may not complete the redemption procedures for over a year.

(3) The amounts reflect payments as scheduled; however, historically a minimum of 50% of the promissory (subordinated) notes have been renewed, extending the maturity for an additional three years. In 2004 and 2003, this renewal rate was approximately 70% and 85%, respectively.

(4) Purchase obligations represent commitments under open purchase orders, are typically short-term and fluctuate with the seasonality of True Value's business. Also, purchase obligations are part of a cycle where they are continuously converted into inventory and new purchase obligations are created.

Debt Discussion

True Value's total debt was $170,301 and $192,282 at December 31, 2004 and 2003, respectively. In 2004, True Value achieved this reduced level of debt primarily with cash generated from operations, after giving effect to increased debt resulting from the moratorium lift.

True Value's debt consisted of the following at December 31:

($ in thousands)	**2004**	**2003**
Bank Facility	$ 88,300	$ 131,600
Capital lease obligations	1,855	823
Total third-party debt	90,155	132,423
Member debt: Promissory (subordinated) and installment notes	80,146	59,859
Total debt	**$ 170,301**	**$ 192,282**

The change in True Value's debt balances was as follows for years ending December 31:

($ in thousands)	**2004**	**2003**
Beginning balance	$ 192,282	$ 256,201
Paydown from cash generated from operations, net of other uses	(60,207)	(38,541)
Redemption of stock	38,226	—
Use of restricted funds	—	(15,755)
Debt forgiveness	—	(7,706)
Miscellaneous asset sale payments and other	—	(1,917)
Ending balance	**$ 170,301**	**$ 192,282**

True Value had outstanding borrowings under the Bank Facility of $88,300 and $131,600 at December 31, 2004 and 2003, respectively. The weighted average interest rate on these borrowings was 4.7% and 3.6% at December 31, 2004 and 2003, respectively. True Value's weighted average interest rate on its total debt was 5.7% and 5.3% at December 31, 2004 and 2003, respectively.

Bank Facility

On August 29, 2003, True Value entered into a new four-year $275,000 Bank Facility. The Bank Facility was used to refinance the then existing third-party senior debt at a substantially lower interest rate. Availability under the Bank Facility is limited to the lesser of $275,000 or the collateral value of eligible assets (the "borrowing base"), less outstanding borrowings, letters of credit and reserves. The reserve amounts, if any, are set at the discretion of the lenders. True Value's availability at December 31, 2004 was $132,796.

The interest rate charged for Bank Facility borrowings is variable at either LIBOR or prime, plus in either case, an additional amount of interest determined based on a performance-based pricing grid. True Value has the option to select LIBOR or prime as the base rate. The performance grid is based upon True Value's fixed charge coverage ratio, measured quarterly beginning in March 2004. Beginning with the first measurement period in 2004, True Value performed at a level that resulted in a 0.25% reduction in pricing. As of December 31, 2004 and 2003, this interest rate was 4.7% and 3.6%, respectively. The unused commitment fee is 0.375%. Letters of credit issued under the Bank Facility have a fee based on the performance pricing grid and this fee was 2.0% and 2.25% at December 31, 2004 and 2003, respectively.

The Bank Facility has no financial covenants unless daily average excess availability for the last 60 days of each quarter drops below $35,000. If the average is below $35,000, True Value is subject to a fixed charge coverage ratio of 1.1 to 1. As of December 31, 2004, True Value's average excess availability for the last 60 days was greater than $35,000 and True Value is therefore not subject to the fixed charge coverage ratio test. Additionally, True Value is required to maintain $15,000 of excess availability at all times. Management believes it is in compliance with this requirement and is in compliance with all terms and conditions of the Bank Facility.

As a result of the lower interest rate under the Bank Facility and the elimination of the prepayment fee amortization, True Value benefited from approximately $7,158 of interest savings from September 2003 through December 31, 2003 and an incremental $17,572 in 2004. The $24,730 of total interest expense savings are calculated on actual borrowing levels in 2003 and 2004 and the lower average interest rate of approximately 4% on the new Bank Facility for the 16 months since the refinancing compared to the approximate 13% average rate on the refinanced debt.

Prior to its August 2003 refinancing, True Value's existing third-party senior debt consisted of a revolving credit facility, senior notes and a synthetic lease obligation (collectively, the "Senior Debt"). The interest rate on the revolving credit facility was prime plus 3.25%. The unused commitment fee on this facility was 0.75%. The interest rate on the synthetic lease was prime plus 3.25%. Interest rates on the senior notes ranged from 10.04% to 11.85%. Additionally, the Senior Debt agreements all required initial, quarterly and annual maintenance fees payments.

Fees paid for closing the Bank Facility totaled $3,752 and these fees are being amortized by True Value over the four-year term. Upon entering into the Bank Facility, True Value incurred a net expense of $19,221 upon refinancing the Senior Debt. The net expense consisted of $26,927 of interest expense relating to the write-off of old and new senior note prepayment obligations and prepaid bank fees offset by $7,706 of other income relating to debt forgiveness for a portion of the Senior Debt.

Promissory (Subordinated) and Installment Notes

Promissory notes are issued from time to time for partial payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of True Value as specified by its board of directors. Prior experience indicates that the maturities of a significant portion of the notes due within one year are often extended at the option of the member, for a three-year period, at interest rates established by True Value and substantially equivalent to competitive market rates of comparable instruments. In 2004 and 2003, approximately 70% and 85%, respectively, of notes scheduled to mature in those years were extended for an additional three years. True Value anticipates that this practice of extending notes, based on historical results, will continue.

Installment notes are issued in payment of the redemption of Class B common stock upon termination of membership in the cooperative. See Note 1, "Description of Business and Accounting Policies – Capital stock redemption" to the Consolidated Financial Statements beginning at page 20.

Critical Accounting Policies

True Value's significant accounting policies are contained in the accompanying Notes to Consolidated Financial Statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts based on informed estimates and judgments of management with due consideration given to materiality. Accordingly, actual results could differ from those estimates. The following represents those critical accounting policies where materially different amounts would be reported under different conditions or using different assumptions.

- Accounts and notes receivable, net of allowance for doubtful accounts – At December 31, 2004, accounts receivable, net of $3,835 in allowance for doubtful accounts, was $200,958. True Value determined the allowance based upon its evaluation of known requirements, aging of receivables, historical experience, the current economic environment and its ability to set off against any unpaid receivable amounts due to members for stock, notes, interest and declared and unpaid dividends. While True Value believes it has appropriately considered known or expected outcomes, its members' ability to pay their obligations, including those to True Value, could be adversely affected by declining sales of hardware at retail resulting from such factors as contraction in the economy, loss of memberships or intense competition from chain stores, discount stores, home centers and warehouse stores.

- Inventories, net of valuation reserves – At December 31, 2004, inventories, net of $10,196 in valuation reserves, were $264,235, and reflect the reductions from cost in order to state inventories at the lower of cost or market. The lower of cost or market valuation considers the estimated realizable value in the current economic environment associated with disposing of surplus and/or damaged/obsolete inventories. True Value estimated realizable value based on an analysis of historical trends related to its distressed inventory. This analysis considers trends to return merchandise to suppliers, transfers to other distribution centers, the sell-down of product through the price reduction process and final liquidation price. Additional downward valuation adjustments could be required should any of the following events occur: 1) a significant contraction in the current economic climate, resulting in retailers being unwilling to accept deliveries of advance orders placed, 2) True Value electing not to ship inventories to retailers who pose a greater credit risk than appropriate or 3) an unanticipated decline in retail outlets or a significant contraction in True Value's warehouse stock replenishment business for selected product categories. Potential additional downward valuation adjustments would also be required by True Value in the event of unanticipated additional excess quantities of finished goods and raw materials, and/or from lower disposition values offered by the parties who normally purchase surplus inventories.

- Asset impairment – For purposes of determining property impairment, management reviews long-lived assets based on a geographic region or a revenue producing activity, as appropriate. The impairment review includes, among other criteria, management's estimate of future cash flows for the region or activity. If the estimated future cash flows (undiscounted and without interest charges) are not sufficient to recover the carrying value of the long-lived assets of the region or activity, such assets would be determined to be impaired and would be written down to their fair value. No asset impairment charges were recorded in 2004. In 2003, True Value recorded asset impairment charges of $2,005 relating primarily to equipment held for use at the East Butler, Pennsylvania facility. In 2002, True Value recorded asset impairment charges that netted to $470, consisting of a $1,769 charge relating to the East Butler, Pennsylvania facility that was held for use. True Value offset this amount by a $1,299 reduction of asset impairment charges, consisting predominantly of a favorable adjustment to the asset value for the closing of the Brookings, South Dakota distribution center based on actual proceeds received from the sale of this facility in 2002. The asset impairment charges impacted True Value's hardware segment and are included in Operating Expenses under the "Logistics and manufacturing expenses" caption in the accompanying Consolidated Statement of Operations.

- Goodwill – At December 31, 2004, the accompanying Consolidated Balance Sheet reflects $91,474 of goodwill. Goodwill is tested for impairment using a discounted cash flow analysis by each reporting unit (Hardware and Paint manufacturing). This test is completed annually unless significant events necessitate a more frequent test. True Value determined as of December 31, 2004 that no impairment exists. There are inherent uncertainties related to the factors utilized to assess impairment and in management's judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

- Deferred tax assets – At December 31, 2004, True Value has recorded $70,939 of deferred tax assets, principally related to net operating loss carryforwards, deferred gain recognition and non-qualified notices of allocation. These deferred tax assets, net of deferred tax liabilities of $5,405, are offset by a full valuation allowance at December 31, 2004. True Value had approximately $59,624 of tax operating loss carryforwards available to offset future taxable income. In general, such carryforwards must be utilized within 20 years of incurring the net operating loss. At December 31, 2004, True Value concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized and that a full valuation allowance is required. Deferred tax assets will only be realized to the extent future earnings are retained by True Value and not distributed to members as patronage dividends.

- Accrued expenses – At December 31, 2004, the accompanying Consolidated Balance Sheet reflects $70,405 of accrued expenses, principally related to compensation, benefits and other operating expenses. True Value works with an actuarial firm in the valuation of benefit obligations. True Value selects certain actuarial assumptions on which to base the calculation of the actuarial valuation of the obligation, such as the discount rate (interest rate used to determine present value of obligations payable in the future), medical trend rate, expected return on assets and mortality tables to determine the expected future benefit obligations. The discount rate was based on an analysis of bond rates with terms that have similar duration as the pension liabilities. The medical trend rate was based on an analysis of inflation rates and medical inflation rates and the long-term trend for these rates. The expected return on assets was based on an analysis of historical real returns on True Value's portfolio mix over 30-year periods. This analysis produced a range of rates that True Value adjusted for a future inflation factor and the impact of trust fees. True Value used a rate within this range of rates. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these benefits, True Value may have to increase its provision for expenses.

The assumptions used to determine True Value's pension obligations for all plans were as follows for the years ended December 31:

	2004	2003
Weighted average assumptions:		
Discount rate	5.50%	6.00%
Expected return on assets	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%

Assumed discount rates and expected return on assets have a significant effect on the amounts reported for the pension plans. A one percentage point change in assumed discount rates and expected return on assets would have the following effects:

($ in thousands)	One percent decrease	One percent increase
Sensitivity to Discount Rate		
Projected Benefit Obligation as of 12/31/2004	$ 7,826	$ (7,124)
2005 Pension expense	$ 794	$ (775)
2005 FAS88 expense	425	(460)
Total 2005 Pension expense	$ 1,219	$ (1,235)
Sensitivity to Expected Return on Assets		
2005 Expected Return on Assets	$ 555	$ (555)

New Accounting Pronouncements

In July 2004, True Value adopted the Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP FAS 106-2 provides guidance on accounting for the effects of the new Medicare prescription drug legislation. The adoption of this standard did not have a material impact on its financial statements.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" (FAS 151). FAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. True Value is currently evaluating the impact this standard will have on its financial statements, but does not expect the impact of its adoption to be material.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of True Value Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and members' equity present fairly, in all material respects, the financial position of True Value Company and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the Consolidated Financial Statements, on January 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
March 3, 2005

True Value Company
Consolidated Balance Sheet
($ in thousands, except per share information)

December 31,	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,222	$ 9,234
Accounts and notes receivable, net of allowance for doubtful accounts of $3,835 and $8,395	200,958	203,010
Inventories, net of valuation reserves of $10,196 and $6,718	264,235	276,725
Prepaid expenses	15,070	18,225
Total current assets	**487,485**	**507,194**
Properties, net	70,448	73,055
Goodwill	91,474	91,474
Other assets	6,112	9,737
Total assets	**$ 655,519**	**$ 681,460**
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 230,046	$ 238,180
Drafts payable	56,209	44,540
Accrued expenses	70,405	72,931
Current maturities of long-term debt, notes and capital lease obligations	31,109	91,958
Patronage dividend payable in cash	12,669	8,983
Total current liabilities	**400,438**	**456,592**
Long-term liabilities and deferred credits:		
Long-term debt including notes and capital lease obligations, less current maturities	139,192	100,324
Deferred gain on sale leaseback	47,230	50,135
Other long-term liabilities	18,837	13,656
Deferred stock redemptions	–	33,725
Redeemable non-qualified Class B non-voting common stock, $100 par value; 216,261 and 231,392 shares issued and fully paid	21,626	23,139
Total long-term liabilities and deferred credits	**226,885**	**220,979**
Total liabilities and deferred credits	**627,323**	**677,571**
Commitments and contingencies	–	–
Members' equity:		
Redeemable Class A voting common stock, $100 par value; 750,000 shares authorized; 296,820 and 304,560 shares issued and fully paid; 22,920 and 9,840 shares issued (net of subscriptions receivable of $1,484 and $112)	30,490	31,440
Redeemable qualified Class B non-voting common stock and paid-in capital, $100 par value; 4,000,000 shares authorized; 1,008,882 and 952,436 shares issued and fully paid	102,187	96,542
Loss allocation	(19,420)	(40,502)
Deferred patronage	(24,298)	(25,045)
Accumulated deficit	(58,860)	(56,567)
Accumulated other comprehensive loss	(1,903)	(1,979)
Total members' equity	**28,196**	**3,889**
Total liabilities and members' equity	**$ 655,519**	**$ 681,460**

The accompanying notes are an integral part of the Consolidated Financial Statements.

True Value Company
Consolidated Statement of Operations
($ in thousands)

For the Years Ended December 31,	2004	2003	2002
Net revenue	$2,023,887	$2,024,340	$2,175,451
Cost of revenue	1,801,810	1,803,904	1,928,533
Gross margin	**222,077**	**220,436**	**246,918**
Operating expenses:			
Logistics and manufacturing expenses	63,411	64,071	71,554
Selling, general and administrative expenses	104,772	99,170	95,689
Other income, net	(2,790)	(21,882)	(3,632)
Operating income	**56,684**	**79,077**	**83,307**
Interest expense to members	5,915	5,799	6,611
Third-party interest expense	7,379	51,724	55,284
Net margin before income taxes	**43,390**	**21,554**	**21,412**
Income tax expense	177	333	259
Net margin	**$ 43,213**	**$ 21,221**	**$ 21,153**

The accompanying notes are an integral part of the Consolidated Financial Statements.

True Value Company
Consolidated Statement of Cash Flows
($ in thousands)

For the Three Years Ended December 31,	2004	2003	2002
Operating activities:			
Net margin	$ 43,213	$ 21,221	$ 21,153
Adjustments to reconcile net margin to net cash and cash equivalents provided by operating activities:			
Depreciation and amortization	16,467	26,060	34,851
Provision/(benefit) for losses on accounts and notes receivables	(2,498)	927	120
Provision for inventory reserves	12,574	8,603	10,620
Restructuring charges/(credits) and other related expenses	—	(122)	5,814
Loss on sale of assets	228	427	91
Amortization of deferred gain on sale leaseback	(2,713)	(2,646)	—
Gain on debt forgiveness	—	(7,706)	—
Write-off of make-whole and prepaid bank fees	—	17,708	—
Termination of deferred credit agreements	—	(7,133)	—
Asset impairment charge	—	2,005	470
Changes in operating assets and liabilities			
Accounts and notes receivable	1,180	(3,842)	32,926
Inventories	(84)	(50,880)	88,908
Other current assets	4,217	(94)	(2,550)
Accounts payable	(8,134)	38,614	(52,091)
Accrued expenses	1,342	(10,621)	(36,268)
Other adjustments, net	552	286	(840)
Net cash and cash equivalents provided by operating activities	**66,344**	**32,807**	**103,204**
Investing activities:			
Additions to properties	(11,874)	(6,825)	(12,838)
Proceeds from sale of properties	549	513	127,941
Changes in restricted cash	—	15,755	13,320
Other	1,498	3,622	18,428
Net cash and cash equivalents provided by/(used for) investing activities	**(9,827)**	**13,065**	**146,851**
Financing activities:			
Payment of patronage dividend	(8,452)	(5,790)	—
Payment of notes, long-term debt and lease obligations	(12,145)	(163,072)	(157,690)
Increase/(decrease) in drafts payable	11,669	15,656	(58,501)
Decrease in senior revolving credit facility, net	—	(24,194)	(113,903)
Increase/(decrease) in asset based revolving credit facility, net	(43,300)	131,600	—
Proceeds from sale of Redeemable Class A common stock and subscriptions receivable	1,478	161	224
Purchase of Class A and Class B common stock	(7,779)	—	—
Net cash and cash equivalents used for financing activities	**(58,529)**	**(45,639)**	**(329,870)**
Net increase/(decrease) in cash and cash equivalents	(2,012)	233	(79,815)
Cash and cash equivalents at beginning of year	9,234	9,001	88,816
Cash and cash equivalents at end of year	**$ 7,222**	**$ 9,234**	**$ 9,001**

The accompanying notes are an integral part of the Consolidated Financial Statements.

True Value Company
Consolidated Statement of Members' Equity
($ in thousands, except per share information)

For the Years Ended December 31, 2004, 2003 and 2002

	Redeemable Common Stock									
	Class A		Class B					Accumulated Other	Total	Total
	Number of Shares	Amount	Number of Shares	Amount	Loss Allocation	Deferred Patronage	Accumulated Deficit	Comprehensive Loss	Members' Equity	Comprehensive Income/(Loss)
Balances at and for the year ended December 31, 2001	**510,060**	**$49,896**	**1,731,490**	**$174,448**	**$(89,972)**	**$(26,541)**	**$(68,568)**	**$ (3)**	**$39,260**	**$ (49,718)**
Net margin	–	–	–	–	–	–	21,153	–	21,153	$ 21,153
Foreign currency translation adjustment	–	–	–	–	–	–	–	3	3	3
Amortization of deferred patronage	–	–	–	–	–	748	(748)	–	–	–
Minimum pension liability adjustment	–	–	–	–	–	–	–	(1,153)	(1,153)	(1,153)
Patronage dividend	–	–	144,196	14,420	–	–	(20,541)	–	(6,121)	–
Payments from stock subscriptions receivable	–	224	–	–	–	–	–	–	224	–
Class B stock applied against loss allocation	–	–	(119,229)	(11,923)	11,923	–	–	–	–	–
Matured notes applied against loss allocation	–	–	–	–	2,083	–	–	–	2,083	–
Balances at and for the year ended December 31, 2002	**510,060**	**50,120**	**1,756,457**	**176,945**	**(75,966)**	**(25,793)**	**(68,704)**	**(1,153)**	**55,449**	**$ 20,003**
Net margin	–	–	–	–	–	–	21,221	–	21,221	$ 21,221
Reclass non-qualified Class B stock to liabilities	–	–	(231,392)	(23,139)	–	–	–	–	(23,139)	–
Reclass deferred stock redemptions to liabilities	(195,660)	(18,841)	(595,785)	(59,579)	27,941	–	9,933	–	(40,546)	–
Amortization of deferred patronage	–	–	–	–	–	748	(748)	–	–	–
Minimum pension liability adjustment	–	–	–	–	–	–	–	(826)	(826)	(826)
Patronage dividend	–	–	92,861	9,286	–	–	(18,269)	–	(8,983)	–
Payments from stock subscriptions receivable	–	161	–	–	–	–	–	–	161	–
Class B stock applied against loss allocation	–	–	(69,705)	(6,971)	6,971	–	–	–	–	–
Matured notes applied against loss allocation	–	–	–	–	552	–	–	–	552	–
Balances at and for the year ended December 31, 2003	**314,400**	**31,440**	**952,436**	**96,542**	**(40,502)**	**(25,045)**	**(56,567)**	**(1,979)**	**3,889**	**$ 20,395**
Net margin	–	–	–	–	–	–	43,213	–	43,213	$ 43,213
Reclass stock presented for redemptions to liabilities	(24,960)	(2,421)	(65,302)	(6,530)	1,045	–	1,616	–	(6,290)	–
Amortization of deferred patronage	–	–	–	–	–	747	(747)	–	–	–
Minimum pension liability adjustment	–	–	–	–	–	–	–	76	76	76
Patronage dividend	–	–	272,122	27,212	–	–	(41,375)	–	(14,163)	–
Class B stock applied against loss allocation	–	–	(150,374)	(15,037)	15,037	–	–	–	–	–
Payments from stock subscriptions receivable	30,300	1,471	–	–	–	–	–	–	1,471	–
Stipulation of Settlement related to the Derivative Action	–	–	–	–	5,000	–	(5,000)	–	–	–
Balances at and for the year ended December 31, 2004	**319,740**	**$ 30,490**	**1,008,882**	**$ 102,187**	**$ (19,420)**	**$ (24,298)**	**$ (58,860)**	**$ (1,903)**	**$ 28,196**	**$ 43,289**

Redeemable Class A common stock amounts are net of unpaid subscription amounts of $1,484 relating to 22,920 issued shares at December 31, 2004; $112 relating to 9,840 issued shares at December 31, 2003; $866 relating to 35,700 issued shares at December 31, 2002 and $1,110 relating to 54,480 issued shares at December 31, 2001.

The accompanying notes are an integral part of the Consolidated Financial Statements.

True Value Company
Notes to Consolidated Financial Statements
($ in thousands)

1. Description of Business and Accounting Policies

Principal business activity
True Value Company ("True Value") is a member-owned wholesaler cooperative of hardware and related merchandise. True Value changed its name from TruServ Corporation on December 31, 2004. True Value also manufactures and sells paint and paint applicators. True Value's goods and services are sold predominantly within the United States, primarily to retailers of hardware, industrial distributors, garden centers and rental retailers who have entered into retail agreements with it. True Value also provides to its members value-added services such as marketing, advertising, merchandising and store location and design services.

Consolidation
The consolidated financial statements include the accounts of True Value and all wholly owned subsidiaries.

Reclassifications
Certain reclassifications have been made to the prior years' consolidated financial statements and the notes thereto to conform to the current year's presentation. These reclassifications had no effect on Net margin for any period or on Total members' equity at the balance sheet dates.

Capitalization
True Value's capitalization from its members is classified in Members' equity and Liabilities. Members' equity is comprised of Redeemable Class A voting common stock, Redeemable qualified Class B non-voting common stock, Accumulated deficit, Loss allocation, Deferred patronage and Accumulated other comprehensive loss. Members are required to purchase upon becoming a member 60 shares of True Value's Class A common stock per store (up to a maximum of five stores (300 shares)). The Class A common stock is redeemable by True Value and has voting rights (the "Redeemable Class A voting common stock").

True Value issues Class B common stock as part of its patronage dividend. The Class B common stock is redeemable and has no voting rights (the "Redeemable Class B non-voting common stock"). Redeemable Class B non-voting common stock had been issued in connection with True Value's annual patronage dividend. The By-Laws provide True Value the right to allow a member to meet the stock ownership requirements for True Value's Redeemable Class B non-voting common stock by the issuance of Redeemable Class B non-voting common stock in payment of the year-end patronage dividend. The shares of Redeemable Class B non-voting common stock and other written notices distributed by True Value to its members, which disclose to the recipient the stated amount allocated to the member by True Value and the portion thereof that is a patronage dividend, are "written notices of allocation" as that phrase is used in the Internal Revenue Code (the "Code"). For such written notices to be "qualified written notices of allocation" within the meaning of the Code, it is necessary that True Value pay 20% or more of the annual patronage dividend in cash and that the members consent to having the allocations (at their stated dollar amounts) treated as being constructively received by them and includable in their gross income. True Value has customarily issued Redeemable Class B non-voting common stock that is "qualified written notices of allocation" (the "Redeemable qualified Class B non-voting common stock") with its patronage dividend and the current amount issued and outstanding are classified in the Consolidated Balance Sheet as Redeemable qualified Class B non-voting common stock. Any written notices that do not meet these requirements are "non-qualified written notices of allocation" within the meaning of the Code. True Value has issued Redeemable Class B non-voting common stock that are "non-qualified written notices of allocation" (the "Redeemable non-qualified Class B non-voting common stock") as part of prior patronage dividends. Amounts issued and outstanding are classified as a long-term liability in the Consolidated Balance Sheet as Redeemable non-qualified Class B non-voting common stock. These shares are classified in long-term liabilities because they have a planned redemption schedule. The redemption schedule calls for at least 10% of the shares to be redeemed by December 31, 2011; 40% of the shares by December 31, 2019 and all of the shares by December 31, 2029.

True Value follows the practice of accounting for deferred patronage charges and credits as a separate component of equity. Deferred patronage consists of net charges and expenses, primarily related to costs associated with the merger of Cotter & Company and ServiStar Coast to Coast Corporation to form True Value (the "Merger"), which are included in the computation of Net margin in different periods for financial statement purposes than for patronage purposes.

Either True Value or the member, upon 60 days' written notice, may terminate membership without cause. In the event membership is terminated, True Value undertakes to purchase, and the member is required to sell to True Value, all of the member's Redeemable Class A voting common stock and Redeemable Class B non-voting common stock at par value. Payment for the Redeemable Class A voting common stock and Redeemable non-qualified Class B non-voting common stock has historically been in cash. In accordance with True Value's By-Laws, payment for the Redeemable qualified Class B non-voting common stock is in the form of a note payable in five equal annual installments and with interest set at comparable treasury rates plus 1.0%. Historically, True Value has offset amounts due by its members against amounts that it pays to the members on redemption of their stock.

Patronage dividend
True Value operates on a cooperative basis with respect to business transacted with or for members. When there are annual profits, members in good standing are entitled to receive patronage dividend distributions from True Value on the basis of gross margins of merchandise purchased by each member. In accordance with True Value's By-Laws and Retail Member Agreement, the annual patronage dividend, as authorized by the board of directors, is paid to members out of patronage source income, less certain deductions, calculated as provided in the following sentence. The total patronage dividend paid to members is based on pre-tax net margins calculated in accordance with accounting principles generally accepted in the United States of America after reducing or increasing net margins for non-member income/(losses), reasonable reserves, earnings retained by the cooperative and deferred patronage amortization. Commencing with the 2004 patronage dividend that was paid in 2005, the board of directors has authorized retaining 5% of net patronage source income, as a reasonable reserve, to reduce the accumulated deficit account. The total dividend is then allocated to each purchase category, with the main purchase categories being

warehouse, relay, direct shipment and paint. Once the patronage dividend is allocated to the purchase categories, it is distributed to members based on the relative gross margin participation of the member for each type of purchase category.

Patronage dividends related to the year ended December 31, 2004 were $41,375. Approximately $12,669 of the dividend was paid in cash, which was approximately 30% of the estimated patronage income for the year. True Value's By-Laws and the Internal Revenue Service (the "IRS") require that the payment of at least 20% of patronage dividends be in cash. True Value paid the remainder through the issuance of True Value's Redeemable qualified Class B non-voting common stock and Promissory (subordinated) notes. For those members who have loss allocation accounts, the Redeemable qualified Class B non-voting common stock was offset against those accounts. Patronage dividends of $18,269 related to the year ended December 31, 2003 were paid in March 2004; approximately 49% of which were paid in cash, which was 30% of the dividend before the net effect of the refinancing of the revolving credit facility, senior notes and synthetic lease obligation (the "Senior Debt"). True Value paid the remainder through the issuance of True Value's Redeemable qualified Class B non-voting common stock, offsetting that against the loss allocation accounts of those members that had such accounts. Patronage dividends of $20,541 related to the year ended December 31, 2002 were paid in March 2003; approximately 30% of which were paid in cash. True Value paid the remainder through the issuance of True Value's Redeemable qualified Class B non-voting common stock. For those members who had loss allocation accounts, the Redeemable qualified Class B non-voting common stock was offset against those accounts.

Capital stock redemption

In accordance with True Value's By-Laws, True Value redeems former members' Class A common stock and Redeemable non-qualified Class B common stock in cash at the time of redemption and Redeemable qualified Class B common stock are paid with a subordinated installment note. The subordinated installment notes are payable in five equal annual installments and pay interest annually at a fixed rate. The interest rate on subordinated installment notes created during the year is determined annually on the first business day of the year based on the five-year U.S. Treasury bill rate plus 1.0%. For notes issued in 2004, the rate was 4.36% and for notes to be issued in 2005, the rate is 4.64%. In accordance with True Value's By-Laws, True Value first reduces its aggregate stock redemption obligation payable in both cash or subordinated installment note by its right to legally offset any amounts the former members may owe True Value, including accounts and notes receivable, loss allocations and/or accumulated deficit.

Effective July 6, 2004, the board of directors rescinded True Value's moratorium on stock redemptions that had been effective since March 2000. In accordance with the Stipulation of Settlement related to the "Derivative Action" (an action brought by a former True Value member against certain present and former directors, certain former officers of True Value and against True Value), upon rescinding the moratorium, True Value reduced the loss allocation accounts of the parties to the Stipulation of Settlement by approximately $5,000 on a pro-rata basis. See "Loss allocation to members and Accumulated deficit" below. Since the rescinding of the moratorium, True Value satisfied $7,779 of stock redemption liability in cash and $26,351 by issuing subordinated installment notes. The first payment of principal of $5,241 on subordinated installment notes created since the stock redemption moratorium was rescinded was paid on December 31, 2004. As of December 31, 2004, True Value had shareholders that discontinued their purchasing activities with True Value and requested that their stock be redeemed but had not completed the redemption procedures, resulting in a stock redemption liability of $4,886. True Value classified this liability as $1,718 in Current maturities of long-term debt, notes and capital lease obligations, $2,476 in Long-term debt including notes and capital lease obligations, less current maturities and $692 in Other long-term liabilities representing True Value's redemption obligations to former members that management anticipates may not complete the redemption procedures for over a year.

At December 31, 2003, True Value reported Deferred stock redemptions as a liability comprised of the aggregate net equity investments for each shareholder that has 1) discontinued its purchasing activities with True Value, 2) requested its stock be redeemed, and 3) had such redemption deferred due to True Value's March 2000 declaration of a moratorium on stock redemptions. These net equity investments were the aggregate par value of Class A common stock, qualified Class B common stock and non-qualified Class B common stock, reduced by the aggregate amount that True Value may legally offset by the Loss allocation, Accumulated deficit and Accounts and notes receivable accounts.

Loss allocation to members and Accumulated deficit

During the third quarter of 2000, True Value management developed and the board of directors approved a plan to equitably allocate to members the loss incurred in 1999. This loss was previously recorded as a reduction of retained earnings. True Value has distributed the 1999 loss among its members by establishing a loss allocation account as a contra-equity account in the Consolidated Balance Sheet with the offsetting credit recorded to the accumulated deficit account. The loss allocation account reflects the sum of each member's proportionate share of the 1999 loss, after being reduced by certain amounts that were not allocated to members. The allocation was generally based on a member's proportionate Class B stock investment relative to the total Class B stock investments of all the members, and therefore a member could not be allocated a loss in excess of its equity investment. The loss allocation account will be satisfied, on a member by member basis, by applying the portion of future non-cash patronage dividends as a reduction to the loss allocation account until fully satisfied. The loss allocation amount may also be satisfied, on a member by member basis, by applying the par value of maturing member notes and related interest payments as a reduction to the loss allocation account until such account is fully satisfied. However, in the event a member should terminate as a stockholder of True Value, any unsatisfied portion of that member's loss allocation account will be satisfied by reducing the redemption amount paid for the member's stock investment in True Value.

The board of directors determined that True Value would retain the 2001 loss as part of the accumulated deficit account. All or a portion of patronage income and all non-patronage income, if any, may be retained in the future to reduce the accumulated deficit account. In the event a member terminates its status as a stockholder of True Value, any remaining 2001 loss in the accumulated deficit account that is allocable to the terminated member will be distributed to the terminating member and satisfied by reducing the redemption amount paid for the member's stock investment in True Value. True Value has determined for each member that was both a stockholder and purchased from True Value in 2001, its share of the 2001 loss that has been retained in the accumulated deficit account. Stockholders that had ceased their membership in True Value prior to 2001 and were solely stockholders due to the moratorium on stock redemptions were excluded from the 2001 loss allocation. Approximately 18% of the $50,687 2001 loss was allocated based upon the member's proportionate equity investment, net of any 1999 loss allocation account, relative to the total equity investments of all members that were both stockholders and purchased from True Value in 2001. Approximately 82% of the total 2001 loss was effectively allocated based on the member's purchases from True Value in 2001 using the same methodology as described above in "Patronage dividend." No member was allocated a loss amount greater than its net equity investments held as of year-end 2001.

A member's proportionate share of the 1999 and/or 2001 losses have been limited to the extent of its equity investment in True Value. Any portion of a loss allocation that exceeds a member's equity investment is retained by True Value in the accumulated deficit account. Commencing with the 2004 patronage dividend that was paid in 2005, the board of directors has authorized retaining 5% of net patronage source income, as a reasonable reserve, to reduce the accumulated deficit account. Such reduction will be applied first against the oldest components of the deficit and the annual retention of the 5% of patronage source income will continue until the deficit no longer exists.

In 2003, True Value settled its Derivative Action. The Stipulation of Settlement from the Derivative Action stated that, at the time the moratorium on stock redemptions was lifted, the Loss allocation accounts for all current and former members who were parties to the Stipulation of Settlement would be reduced by approximately $5,000 on a pro-rata basis. The moratorium was lifted in July 2004 and such reduction occurred.

Cash equivalents
True Value classifies all highly liquid investments with an original maturity of three months or less as cash equivalents.

Allowance for doubtful accounts
The allowance for doubtful accounts is determined principally on the basis of past collection experience applied to ongoing evaluations of True Value's receivables and the risks of repayment. The allowance was $3,835 and $8,395 as of December 31, 2004 and 2003, respectively. Primary reasons for the reduction in the reserve during 2004 included favorable collections experience, the settlement or charge-off of older accounts, certain of which relate to the rescinding of the stock moratorium, and overall improvement in the aging and risk characteristics of the portfolio. True Value considers accounts receivable past due if invoices remain unpaid past their due date and charges-off uncollectible receivables after exhausting all collection efforts.

Inventories
Inventories are stated at the lower of cost, determined on the first-in, first-out basis, or market value. The lower of cost or market value considers the estimated realizable value in the current economic environment associated with disposing of surplus and/or damaged/obsolete inventories. True Value's 2004 inventory valuation reserve of $10,196 is up from 2003 of $6,718 due to increased levels of unproductive inventory. True Value calculated the estimated realizable value based on an analysis of historical trends related to its distressed inventory. In its analysis, True Value considers historical data on its ability to return inventory to suppliers, to transfer inventory to other distribution centers, to sell inventory to members through the price reduction process and to sell remaining inventory to liquidators. The cost of inventory also includes indirect costs (such as logistics, manufacturing, freight-in, vendor rebates and support costs) incurred to bring inventory to its existing location for resale. These indirect costs are treated as product costs, classified in inventory and subsequently recorded as cost of revenue as the product is sold (see Note 2, "Inventories").

Properties
Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements – 10 to 40 years; machinery and warehouse, office and computer equipment and software – 3 to 10 years; transportation equipment – 3 to 12 years; and leasehold improvements – the lesser of the life of the lease, without regard to options for renewal or the useful life of the underlying property.

Goodwill
Goodwill represents the excess of cost over the fair value of net assets acquired. Goodwill is tested for impairment using a discounted cash flow analysis for each reporting unit (Hardware and Paint manufacturing). This test is completed annually, unless significant events necessitate a more frequent test. The test completed at December 31, 2004 used a discount rate of 10% and assumed a modest revenue increase in future years. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. A 100 basis point movement in the discount rate did not significantly impact the analysis. In evaluating the recoverability of goodwill, management estimates each reporting unit's fair value. In making this estimate, True Value's management relies on a number of factors including operating results, business plans and present value techniques, to discount anticipated future cash flows. True Value completes its annual impairment assessment at the end of each year and has determined that no impairment existed at December 31, 2004 or 2003.

At December 31, 2004 and 2003, Goodwill was comprised of $78,429 for the hardware segment and $13,045 for the paint segment.

Conversion funds
In connection with the Merger, True Value made funds available to the members to defray various conversion costs (i.e., costs to change store signage and branding to True Value) associated with the Merger and costs associated with certain upgrades and expansions of their stores. The total amount of funds distributed was $27,175 for these conversion costs. The funds are amortized over a five-year period,

the period of time during which members committed to stay with True Value. The members agree to refund to True Value all or a portion of the conversion funds in the event they defaulted on their obligations to True Value or terminated their membership during the five years following the date of the agreement. The annual amortization expense for 2004, 2003 and 2002 was $1,027, $4,060 and $6,056, respectively. All amounts have been fully amortized at December 31, 2004.

Asset impairment

For purposes of determining impairment, management reviews long-lived assets based on a geographic region or a revenue producing activity, as appropriate. The impairment review includes, among other criteria, management's estimate of future cash flows for the region or activity. If the estimated future cash flows (undiscounted and without interest charges) are not sufficient to recover the carrying value of the long-lived assets of the region or activity, such assets would be determined to be impaired and would be written down to their fair value. No asset impairment charges were recorded in 2004. In 2003, True Value recorded asset impairment charges of $2,005 relating primarily to equipment held for use at the East Butler, Pennsylvania facility. In 2002, True Value recorded asset impairment charges that netted to $470, consisting of a $1,769 charge relating to the East Butler, Pennsylvania facility that was held for use. True Value offset this amount by a $1,299 reduction of asset impairment charges, consisting predominantly of a favorable adjustment to the asset value for the closing of the Brookings, South Dakota distribution center based on actual proceeds received from the sale of this facility in 2002. The asset impairment charges impacted True Value's hardware segment and are included in Operating Expenses under the "Logistics and manufacturing expenses" caption in the Consolidated Statement of Operations.

Revenue recognition

True Value's policy is to recognize revenue from product sales and services when earned, in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104. Specifically, product revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which is upon delivery of products. Provisions for discounts, rebates and other cash consideration given to customers, and returns are provided for at the time the related sales are recorded and are reflected as a reduction of sales. Service revenue is comprised of advertising and transportation and amounted to $58,870 and $49,987 for 2004, respectively, $58,131 and $49,305 for 2003, respectively, and $69,463 and $52,665 for 2002, respectively. Advertising revenue is recognized when the underlying advertisement is run or when the related circulars are dropped. Transportation revenue is recognized when the services are provided. Effective for arrangements with vendors initiated on or after January 1, 2003 and in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-16 "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"), consideration received from vendors that was previously classified as advertising revenue is applied as a decrease in the price paid for inventory and is recognized in cost of sales as the related inventory is sold.

Advertising expenses

Amounts billed to members for advertising are included in revenue. Advertising costs are expensed in the period the advertising takes place. Such costs amounted to $37,254, $44,817 and $56,407 in 2004, 2003 and 2002, respectively, and are included in Cost of revenue.

Amortization of financing fees

Amounts paid for financing fees incurred in connection with True Value's financing arrangements are capitalized and amortized to interest expense over the remaining lives of the underlying financing agreements. During the third quarter of 2003, True Value expensed the financing fees related to the Senior Debt as a result of refinancing the Senior Debt with a new asset-based revolving credit facility ("Bank Facility"). True Value purchased interest rate caps in 2003 that limit its risk on $25,000 of variable rate debt for the entire term of the Bank Facility to a maximum underlying London Interbank Offering Rate ("LIBOR") of 3.5%, which represents approximately a 1.0% increase over current LIBOR. This interest rate cap instrument is considered speculative and is carried at current market value.

Repairs and maintenance expense

Expenditures which extend the useful lives of True Value's property and equipment are capitalized and depreciated on a straight-line basis over the remaining useful lives of the underlying assets. Otherwise, repair and maintenance expenditures are expensed as incurred.

Research and development costs

Research and development costs related to True Value's manufacturing operations are expensed as incurred. Such costs amounted to $920, $911 and $941 in 2004, 2003 and 2002, respectively, and are included in Logistics and manufacturing expenses.

Shipping and handling costs

Amounts billed to members for shipping and handling costs are included in Net revenue. Amounts incurred for shipping and handling are included in Cost of revenue.

Income taxes

Deferred tax assets and liabilities are determined based on cumulative temporary differences between the amounts shown on the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. At December 31, 2004, True Value concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, and that a full valuation allowance is required. Deferred tax assets will only be realized to the extent future earnings are taxable to True Value and not allocated to members as tax-deductible patronage dividends.

Per share information

There is no existing market for the True Value common stock and there is no expectation that any market will develop. True Value's Redeemable Class A voting common stock is owned by members and former members whose stock has not yet been redeemed. True Value's Redeemable Class B non-voting common stock now outstanding was issued to members in partial payment of the annual patronage dividend. Accordingly, no earnings per share information is presented in the Consolidated Financial Statements.

Fair value of financial instruments
The carrying amounts of True Value's financial instruments, which were comprised primarily of accounts and notes receivable, accounts payable, short-term borrowings, long-term debt and promissory (subordinated) and installment notes, approximate fair value. The total carrying amount of debt and credit facilities approximates fair value due to their stated interest rates approximating market rates. These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

Concentration of credit risk
Credit risk pertains primarily to True Value's trade receivables. True Value extends credit to its members as part of its day-to-day operations. True Value believes that as no specific receivable or group of receivables comprises a significant percentage of total trade accounts, its risk with respect to trade receivables is limited. Additionally, True Value's management believes that its allowance for doubtful accounts is adequate with respect to member credit risks. Also, the Certificate of Incorporation and By-Laws specifically provide that True Value may set off its obligation to make any payment to a member for such member's stock, notes, interest and declared and unpaid dividends against any obligation owed by the member to True Value. True Value exercises these set-off rights when its notes and interest become due to former members with outstanding accounts receivable to True Value and current members with past due accounts receivable to True Value.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Consideration given by a vendor
On January 1, 2003, True Value adopted EITF 02-16, which addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs and is effective for arrangements with vendors initiated on or after January 1, 2003. Most of True Value's arrangements with vendors in 2003 were initiated before January 1, 2003. However, most arrangements with vendors for 2004 were initiated in the fourth quarter of 2003, and the application of EITF 02-16 has impacted the 2004 results of operations and financial position as Net margin was negatively impacted in 2004 compared to the same period last year by $3,996. The application of EITF 02-16 impacted 2004 as vendor advertising funds are being earned based on merchandise purchases and the vendor advertising funds are recognized in income when the merchandise is sold. In 2003, the vendor advertising funds were matched and recognized in Net revenue when the advertising took place and the costs were incurred. Additionally, Net revenue was impacted by the application of EITF 02-16, as the advertising revenue that was recognized as the advertising occurred is now recorded as part of the cost of the product. Also impacting Net revenue was the recording of monies earned for holding markets that is a service provided to vendors and members. Monies earned from prior year markets were recorded as an offset in selling, general and administrative ("SG&A") expenses and are now recorded into Net revenue for 2004. Also, expenses related to providing the markets were previously recorded in SG&A expenses and are now recorded in Cost of revenue for 2004.

New accounting pronouncements
In July 2004, True Value adopted the Financial Accounting Standards Board ("FASB") Staff Position ("FSP") No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP FAS 106-2 provides guidance on accounting for the effects of the new Medicare prescription drug legislation. The adoption of this standard did not have a material impact on its financial statements.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" (FAS 151). FAS 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. True Value is currently evaluating the impact this standard will have on its financial statements, but does not expect the impact of its adoption to be material.

2. Inventories

Inventories consisted of the following at December 31:

($ in thousands)	2004	2003
Manufacturing inventories:		
Raw materials	$ 1,666	$ 1,979
Work-in-process and finished goods	22,492	19,020
Manufacturing inventory reserves	(1,112)	(258)
	23,046	**20,741**
Merchandise inventories:		
Warehouse inventory	250,273	262,444
Merchandise inventory reserves	(9,084)	(6,460)
	241,189	**255,984**
	$264,235	**$276,725**

The amount of warehouse, general and administrative costs included in ending inventory at December 31, 2004 and 2003 was $17,373 and $18,386, respectively. Warehouse, general and administrative costs incurred for 2004 and 2003 were $94,431 and $95,403, respectively.

3. Properties

Properties consisted of the following at December 31:

($ in thousands)	2004	2003
Buildings and improvements	$ 84,983	$ 81,723
Machinery and warehouse equipment	81,958	81,142
Office and computer equipment	134,511	155,022
Transportation equipment	33,943	35,416
	335,395	**353,303**
Less: accumulated depreciation	(267,932)	(283,233)
	67,463	**70,070**
Land	2,985	2,985
	$ 70,448	**$ 73,055**

Depreciation expense for 2004, 2003 and 2002 was $15,440, $22,000 and $28,795, respectively.

4. Debt Arrangements

Long-term debt consisted of the following at December 31:

($ in thousands)	2004	2003
Bank Facility	$ 88,300	$ 131,600
Capital lease obligations	1,855	823
Total third-party debt	**90,155**	**132,423**
Promissory (subordinated) and installment notes:		
Fixed interest rates ranging from 4.36% to 10.00%	80,146	59,859
	170,301	**192,282**
Less amounts due within one year	(31,109)	(91,958)
	$139,192	**$100,324**

At December 31, 2004, True Value had $88,300 in Bank Facility borrowings, which were included in Long-term debt including notes and capital lease obligations, less current maturities and had a weighted average interest rate of 4.7%. At December 31, 2003, True Value had $131,600 in Bank Facility borrowings with a weighted average interest rate on these borrowings of 3.6%. The amount of $71,600 of the Bank Facility borrowings was included in Current maturities of long-term debt, notes and capital lease obligations and the remaining $60,000 was included in Long-term debt including notes and capital lease obligations, less current maturities. Based on True Value's projection of seasonal working capital needs, the amount of the Bank Facility classified as Long-term debt including notes and capital lease obligations, less current maturities represents the expected lowest level of borrowings during the next 12 months for each year.

Bank Facility

On August 29, 2003, True Value entered into a new four-year $275,000 Bank Facility. The Bank Facility was used to refinance the then existing third-party senior debt at a substantially lower interest rate. Availability under the Bank Facility is limited to the lesser of $275,000 or the collateral value of eligible assets (the "borrowing base"), less outstanding borrowings, letters of credit and reserves. The reserve amounts, if any, are set at the discretion of the lenders. True Value's availability as of December 31, 2004 was $132,796.

The interest rate charged for Bank Facility borrowings is variable at either LIBOR or prime, plus in either case, an additional amount of interest determined based on a performance-based pricing grid. True Value has the option to select LIBOR or prime as the base rate. The performance grid is based upon True Value's fixed charge coverage ratio, measured quarterly beginning in March 2004. Beginning with the first measurement period in 2004, True Value has performed at a level that resulted in a 0.25% reduction in pricing. As of December 31, 2004 and 2003, this interest rate was 4.7% and 3.6%, respectively. The unused commitment fee is 0.375%. Letters of credit issued under the Bank Facility have a fee based on the performance pricing grid and this fee was 2.0% and 2.25% at December 31, 2004 and 2003, respectively.

The Bank Facility has no financial covenants unless daily average excess availability for the last 60 days of each quarter drops below $35,000. If the average is below $35,000, True Value is subject to a fixed charge coverage ratio of 1.1 to 1. As of December 31, 2004, True Value's average excess availability for the last 60 days was greater than $35,000 and True Value is therefore not subject to the fixed charge coverage ratio test. Additionally, True Value is required to maintain $15,000 of excess availability at all times. Management believes it is in compliance with this requirement and is in compliance with all terms and conditions of the Bank Facility.

The Bank Facility is collateralized by substantially all of the assets of True Value and a pledge of 100% of the stock of True Value's subsidiaries. Borrowings under the Bank Facility are subject to borrowing base limitations that fluctuate in part with the seasonality of the business. In addition, the qualification of accounts receivable and inventory items as "eligible" for purposes of the borrowing base is subject to unilateral change in the discretion of the lenders. The borrowing base is calculated as the sum of:

i. 85% of eligible accounts receivable, plus

ii. the lesser of 65% of the value of eligible inventory, 85% of the net orderly liquidation value of inventory, or $160,000, plus

iii. a fixed asset sublimit, calculated as the lesser of $25,000 or 65% of the fair value of certain real estate, and 80% of orderly liquidation value of certain machinery and equipment. The sublimit is subject to a seven-year amortization for the portion predicated on machinery and equipment and a 10-year amortization for the portion predicated on real estate.

The Bank Facility imposes certain limitations on and requires compliance with covenants from True Value that are usual and customary for similar asset-based revolving credit facilities. Unless such terms and conditions are waived by a majority of the lenders, these terms and conditions include, among other things:

i. limitations on additional lease transactions, additional third-party and subordinated debt, the granting of certain liens and guarantees, capital expenditures and cash dividend payments and distributions;

ii. restrictions on mergers, investments, transactions with related parties, acquisitions and changes in corporate control; and

iii. periodic financial and collateral reporting requirements.

Fees paid for closing the Bank Facility totaled $3,752 and these fees are being amortized by True Value over the four-year term. Upon entering into the Bank Facility, True Value incurred a net expense of $19,221 upon refinancing the Senior Debt. The net expense consisted of $26,927 of interest expense relating to the write-off of old and new senior note prepayment obligations and prepaid bank fees offset by $7,706 of other income relating to debt forgiveness for a portion of the Senior Debt.

Promissory (Subordinated) and Installment Notes

Promissory notes are issued from time to time for partial payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of True Value as specified by its board of directors. Prior experience indicates that the maturities of a significant portion of the notes due within one year are often extended at the option of the member, for a three-year period, at interest rates established by True Value and substantially equivalent to competitive market rates of comparable instruments. In 2004 and 2003, approximately 70% and 85%, respectively, of notes scheduled to mature in those years were extended for an additional three years. True Value anticipates that this practice of extending notes, based on historical results, will continue.

Installment notes are issued in payment of the redemption of Class B common stock upon termination of membership in the cooperative. See Note 1, "Description of Business and Accounting Policies – Capital stock redemption."

Promissory (subordinated) and installment notes consisted of the following as of December 31:

($ in thousands)	**2004**	**2003**
Promissory (subordinated) notes:		
Due on December 31, 2004– 9.00% to 10.00%	$ –	$ 19,821
Due on December 31, 2005– 7.00% to 10.00%	23,336	23,463
Due on December 31, 2006– 6.00% to 9.00%	16,407	16,479
Due on December 31, 2007– 5.00% to 6.00%	15,207	–
Installment notes at interest rates of 4.36% with final maturities in 2008	21,002	–
Installment notes at interest rates of 6.00% to 7.36% with maturities through 2004	–	96
Accrued stock redemption liability	4,194	–
	80,146	**59,859**
Less amounts due within one year	(30,304)	(19,917)
	$ 49,842	**$39,942**

The amount due within one year for both years was classified in Current maturities of long-term debt, notes and capital lease obligations.

Amounts shown below as scheduled repayments are the stated note amounts. True Value will seek members' consent in 2005 to extend the Promissory (subordinated) note due dates at market competitive interest rates.

Principal payment schedule for long-term debt: (below)

($ in thousands)	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**
Bank Facility (1)	$ –	$ –	$ 88,300	$ –	$ –	$ –
Promissory (subordinated) & installment notes	30,304	22,153	20,952	5,745	495	497
Capital lease obligations	805	592	396	62	–	–
Total	**$31,109**	**$22,745**	**$109,648**	**$5,807**	**$495**	**$ 497**

(1) Borrowings under the Bank Facility fluctuate as a result of the seasonal needs of the business. There are no required payments until the maturity of the Bank Facility in August 2007.

5. Lease Commitments

True Value is a lessee of distribution centers, office space, and computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under capital and long-term non-cancelable operating leases (including sale leasebacks), together with the present value of the net minimum lease payments under capital leases, as of December 31, 2004:

($ in thousands)	**Capital**	**Operating**
2005	$ 921	$ 30,654
2006	649	28,113
2007	409	25,851
2008	63	24,362
2009	—	23,942
Thereafter	—	219,041
Net minimum lease payments	**2,042**	**$ 351,963**
Less amount representing interest	(187)	
Present value of net minimum lease payments	**1,855**	
Less amount due within one year	(805)	
	$1,050	

Minimum annual operating lease payments as shown have been reduced by $4,497 from future sublease rentals due over the term of the subleases, and include estimated payments for operating costs and real estate taxes due to the lessor, where applicable.

Capitalized leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value, which is related to the lessor's book value at the expiration of the lease term.

Rent expense under operating leases (reduced by sublease rentals) was $35,643, $36,366 and $25,436 for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in rent beginning in 2003 was due to the rental payments required due to the sale leaseback transaction of seven of True Value's distribution centers.

Sale Leaseback Transaction

On December 31, 2002, True Value sold seven of its distribution centers to unrelated third parties for an aggregate purchase price of $125,753. True Value concurrently agreed to lease the distribution centers for a period of 20 years. The transaction was recorded as a real property sale and as ongoing operating leases in True Value's financial statements. The resulting gain on sale of $55,564 was recorded as deferred gain in the Consolidated Balance Sheet and is being amortized to income on a straight-line basis over the initial 20-year lease term. True Value has the right to extend each lease for two additional periods of approximately 10 years each. True Value may elect to renew a lease or leases with respect to any one or more of the properties without renewing the lease or leases with respect to all of the properties. True Value has the right to assign the lease without the landlord's prior written consent, but subject to certain conditions described in the leases. Provided that True Value assigns the rent to the landlord, True Value may sublet all or any part of any property without the landlord's consent.

6. Commitments and Contingencies

True Value is involved in various claims and lawsuits incidental to its business. The following significant matters existed at December 31, 2004:

Active Legal Matters:

Flegles Action

On February 12, 2003, a former True Value member, Flegles Inc. ("Flegles"), filed suit against True Value in the Circuit Court of Carlisle County, Kentucky. The complaint alleges that True Value is liable to Flegles for the role True Value played with respect to Flegles' construction of a new retail store facility in Bardwell, Kentucky that has allegedly incurred financial losses. Flegles sought $2,400 in compensatory damages and also an award of punitive damages. On July 30, 2004, a jury found True Value liable to Flegles for certain losses incurred by Flegles and awarded Flegles $1,300 in compensatory damages. The jury did not award any punitive damages. As True Value believes that the verdict was rendered in error, it pursued post-trial motions before the Circuit Court, including a request that the verdict be set aside or that True Value be awarded a new trial. Such relief was denied by the Circuit Court and True Value is now pursuing its appeal for such relief in the Kentucky Appellate Court. True Value posted with the court a bond in an amount necessary to prevent Flegles from enforcing its judgment during the appeal. True Value intends to continue to vigorously defend this case and does not believe that the ultimate resolution will have a material effect on results from operations or financial position.

Claims Against Ernst & Young LLP

True Value is pursuing claims against its former outside auditors, Ernst & Young LLP ("E&Y"), for professional malpractice, breach of contract, deceptive business practices and fraud. True Value contends that E&Y failed to properly discharge its duties to True Value and failed to identify, in a timely manner, and indeed concealed, certain material weaknesses in True Value's internal financial and operational controls. As a result, True Value was forced to make an unanticipated accounting adjustment in the fourth quarter of 1999 in the total amount of $121,333 (the "Fourth Quarter Charge"). As a result, True Value reported a net loss of $130,803 for the fiscal year ended December 31, 1999. It is True Value's belief that had E&Y properly discharged its duties, the scope and breadth of the Fourth Quarter Charge, as well as the accounting and operational control deficiencies that necessitated the charge, would have been substantially lessened. As a result of E&Y's failures, True Value has suffered significant financial damages. The factual allegations that form the basis for True Value's claim against E&Y include, in part, the issues identified in the Securities and Exchange Commission (the "Commission") cease and desist order described below. True Value began discussion of its claims with E&Y early in the fall of 2001. Pursuant to the dispute resolution procedures required by True Value's engagement letter with E&Y, True Value and E&Y attempted to mediate this dispute during the first six months of 2002. When those attempts proved unsuccessful and again pursuant to the dispute resolution procedures, True Value filed its claim with the American Arbitration Association on July 31, 2002. The arbitration is subject to certain confidentiality requirements. Another effort at non-binding mediation between the parties began in December 2004 and was unsuccessful. Hearings before the arbitration panel occurred in early 2005 and a decision is still pending. A portion of the recoveries under this matter, if any, may be subrogated to the rights of True Value's insurer to the extent that it has made payments to or on behalf of True Value associated with the 1999 loss.

Completed Legal Matters:

Kennedy Action

In June 2000, various former members of True Value filed an action against True Value in the Circuit Court of the 19th Judicial Circuit (McHenry County, Illinois) (the "Kennedy action"). The plaintiffs in the Kennedy action each alleged that, based upon representations made to them by True Value and its predecessors that the Coast to Coast brand name would be maintained, they voted for the merger of ServiStar/Coast to Coast and Cotter & Company. The plaintiffs alleged that after the merger, the Coast to Coast brand name was eliminated and that each plaintiff thereafter terminated or had its membership in True Value terminated. The plaintiffs further claimed that True Value breached its obligations by failing to redeem their stock and by creating loss allocation accounts for the plaintiffs. The plaintiffs each asserted claims for fraud/misrepresentation, negligent misrepresentation, claims under the state securities laws applicable to each plaintiff, claims under the state franchise/dealership laws applicable to each plaintiff, breach of fiduciary duty, unjust enrichment, estoppel and recoupment. Similar claims were filed against True Value as counterclaims to various complaints filed by True Value in McHenry County to recover accounts receivable balances from other former members. Those claims were consolidated with the Kennedy action. In March 2001, the Kennedy complaint was amended to add additional plaintiffs. Also in March 2001, another action was filed against True Value on behalf of additional former members, in the same court, by the same law firm (the "A-Z action"). The complaint in the A-Z action alleged substantially similar claims as those in the Kennedy action, with the principal difference being that the claims related to the elimination of the ServiStar brand name. The Kennedy and A-Z actions were consolidated for purposes of discovery. In July 2002, the plaintiffs in these consolidated actions amended their complaints to name as defendants two former officers of True Value. In December 2004, True Value entered into a settlement on confidential terms with the plaintiffs under the Kennedy and A-Z actions, which settled all claims under these actions and pursuant to which the Kennedy and A-Z actions were dismissed.

A significant portion of the liability incurred by True Value under the aforementioned confidential settlement was paid by an insurance company under True Value's applicable insurance policy. The remaining amount payable by True Value under the settlement did not materially affect its consolidated financial position or results of operations.

True Value Order

On March 4, 2003, the Commission entered an Order Instituting Cease-and-Desist Proceedings, Making Findings and Imposing Cease-and-Desist Order Pursuant to Section 21C of the Securities and Exchange Act of 1934 as to True Value Company, SEC File No. 3-11050 (the "Order"). True Value consented to the entry of the Order without admitting or denying the findings in the Order.

The Commission entered the Order following an investigation by the staff of the Commission of the circumstances that led to significant financial adjustments resulting in the 1999 loss of $130,803. The Order found that, from approximately July 1997 through the end of 1999, True Value's accounting systems and internal controls related to inventory management were inadequate. The Order also found that these deficiencies caused True Value to understate expenses, which resulted in overstatement of net income, during 1998 and 1999. According to the Order, True Value filed erroneous reports on Form 10-Q for the first, second and third quarters of 1998 and 1999 and an erroneous report on Form 10-K for 1998. In 1999, True Value reported a loss, caused by weaknesses in the accounting practices and internal controls at True Value, of approximately $130,803.

Pursuant to the Order, True Value has agreed to continue to maintain the procedures that it has adopted since the spring of 2000 and otherwise to comply with the accounting, record keeping and internal control provisions of the Securities and Exchange Act of 1934 (the "Exchange Act"). In addition, True Value will continue to employ as a member of its management team, during the fiscal years ending 2002, 2003 and 2004, a Director of Internal Audit who will be responsible for executing True Value's internal audit plan and will continue to engage a public accounting firm to assist the Director of Internal Audit in performing internal audit procedures.

Also pursuant to the Order, within 90 days after the close of each fiscal year ending 2002, 2003 and 2004, the Director of Internal Audit prepared and delivered to True Value's board audit committee, with copies to the Commission, True Value's auditors and the public accounting firm assisting the Director of Internal Audit, a report describing the scope of the audit plan during the preceding year, confirmation that the audit plan was carried out, an overview of significant control weaknesses identified that require improvement and a review of the steps taken to improve the system of internal controls. The report for year-end 2004 was filed with the Commission on March 3, 2005. True Value believes it has no further reporting obligations under the Order.

7. Income Taxes

Income tax expense consisted of the following for the years ended December 31:

($ in thousands)	2004	2003	2002
Current:			
Federal	$ —	$ —	$ —
State	177	333	259
Foreign	—	—	—
Total current	**177**	**333**	**259**
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred	**—**	**—**	**—**
	$ 177	**$ 333**	**$ 259**

True Value operates as a non-exempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as qualified patronage dividends based on margins from business done with or on behalf of members and for the redemption of non-qualified notices of allocation. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% was as follows for the years ended December 31:

($ in thousands)	2004	2003	2002
Tax at U.S. statutory rate	$ 15,187	$ 7,544	$ 7,494
Effects of:			
Patronage dividend	(14,743)	(6,656)	(7,189)
State income taxes, net of federal benefit	115	216	168
Increase/(decrease) in valuation allowance	(691)	(1,090)	(353)
Other, net	309	319	139
	$ 177	**$ 333**	**$ 259**

Deferred income taxes reflect the net tax effects to True Value of its net operating loss carryforwards, which expire in years through 2023, alternative minimum tax credit carryforwards, which do not expire, non-qualified notices of allocations, which are deductible when redeemed and do not expire; and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax effect of the net operating loss carryforward was reduced in 2004 by $4,141. This reduction is attributable to the net effect of a $5,793 decrease attributable to amounts to be charged against members' loss allocation accounts partially offset by a $1,652 increase primarily in other deferred tax assets and liabilities.

True Value has recorded a valuation allowance for the full amount of deferred tax assets net of deferred tax liabilities because True Value has concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. Deferred tax assets will only be realized to the extent future earnings are taxable to True Value and not allocated to members as tax-deductible patronage dividends.

The significant components of True Value's deferred tax assets and liabilities were as follows for the years ended December 31:

($ in thousands)	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 23,849	$ 27,990
AMT credit carryforward	784	784
Non-qualified notices of allocation	9,502	13,548
Bad debt provision	1,534	3,358
Vacation pay	3,014	3,024
Deferred gain	20,003	21,114
Severance and restructuring costs	2,015	150
Rent expense	2,916	2,984
Inventory capitalization	1,245	—
Other	6,077	10,462
Total deferred tax assets	**70,939**	**83,414**
Valuation allowance for deferred tax assets	(65,534)	(72,116)
Net deferred tax assets	**5,405**	**11,298**
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	2,280	4,393
Inventory capitalization	—	2,195
Contributions to fund retirement plans	1,994	3,579
Other	1,131	1,131
Total deferred tax liabilities	**5,405**	**11,298**
Net deferred taxes	**$ —**	**$ —**

8. Supplemental Cash Flow Information

True Value may set off its obligation to make payments to members for redeemable stock, notes, interest or declared and unpaid dividends against any obligation owed by the member to True Value. The annual patronage dividend is satisfied through cash payments and issuance of Promissory (subordinated) notes and Redeemable Class B non-voting common stock; for members with loss allocation accounts, the Class B non-voting common stock is offset to satisfy members' remaining allocation of the 1999 loss. Non-cash operating and financing activities relating to the issuance of patronage dividends were as follows for the years ended December 31:

($ in thousands)	2004	2003	2002
Distribution of annual patronage dividend:			
Patronage dividend payable in cash	$ 12,669	$ 8,983	$ 6,121
Issuance of Promissory (subordinated) notes	1,493	—	—
Issuance of Redeemable Class B non-voting common stock	12,175	2,315	2,497
Reduction of Loss allocation accounts	15,038	6,971	11,923
Total	**$41,375**	**$18,269**	**$20,541**

True Value exercised its set-off rights in 2004, 2003 and 2002 when patronage dividends were declared for members with loss allocation accounts. In addition, True Value reduced the Patronage dividend payable in cash of $8,983 and $6,121 in 2003 and 2002, respectively, to $8,452 and $5,791 when they were paid in 2004 and 2003, respectively. The amounts not paid were used to set off past due accounts receivable of $531 and $330 in 2004 and 2003, respectively.

True Value also had non-cash operating and financing activities related to the redemption of stock due to the lifting of the moratorium. In 2003, True Value reclassed amounts presented for redemption, but deferred due to the moratorium, into Liabilities. True Value reclassed $18,841 of Redeemable Class A voting common stock and $59,579 of Redeemable Class B non-voting common stock, offset by: $27,941 of Loss allocation, $9,933 of Accumulated deficit (related to the 2001 loss) and $6,821 of Accounts receivable to Deferred stock redemptions. In 2004, True Value began redeeming these shares and related offset amounts, and also began redeeming shares that were presented for redemption during 2004. The components of the stock redemptions and payments in 2004 were as follows:

($ in thousands)	2004
Redemption of Shares:	
Redeemable Class A voting common stock	$ 18,185
Redeemable qualified Class B non-voting common stock	47,728
Redeemable non-qualified Class B non-voting common stock	10,679
Amounts offset:	
Loss allocation account amounts	(25,041)
Accumulated deficit amounts (related to the 2001 loss)	(10,745)
Accounts receivable	(6,676)
Net amount redeemed	**34,130**
Amount redeemed in Cash	(7,779)
Amount issued in installment notes	**$26,351**

As of December 31, 2004, True Value classified $4,886 in Liabilities for stock redemption requests that had not fully completed the redemption procedures. True Value reclassed $2,729 of Redeemable Class A voting common stock, $6,270 of Redeemable qualified Class B non-voting common stock and $1,433 of Redeemable non-qualified Class B non-voting common stock, offset by: $3,212 of Loss allocation, $1,575 of Accumulated deficit (related to the 2001 loss) and $759 of Accounts receivable. True Value exercised its set-off rights in 2004 when obligations to redeem the stock of former members were set off against their related loss allocation, accumulated deficit and accounts receivable balances.

True Value exercised its set-off rights with member accounts receivable and loss allocation accounts when True Value member notes and interest came due in 2004, 2003 and 2002 as follows:

($ in thousands)	2004	2003	2002
Notes and interest amounts satisfied:			
Promissory (subordinated) notes	$ 510	$ 846	$4,324
Installment notes	114	12	34
Interest	160	170	245
Offset amounts:			
Loss allocation accounts	(4)	(565)	(2,083)
Accounts receivable	(780)	(463)	(2,520)
	$ —	$ —	$ —

In 2004, in accordance with the Stipulation of Settlement related to the Derivative Action, upon rescinding the moratorium, True Value reduced the loss allocation accounts of the parties to the Stipulation of Settlement by approximately $5,000 on a pro-rata basis by increasing the Accumulated deficit account.

In 2004, 2003 and 2002, True Value extended promissory (subordinated) notes, at the option of the member, for a three-year period in the amounts of $13,714, $16,479 and $22,538, respectively.

True Value's non-cash financing and investing activities in 2004 included $1,697 related to the acquisition of new computer equipment by entering into capital leases. No capital lease obligations were incurred in 2003 and 2002.

Cash paid for interest during 2004, 2003 and 2002 totaled $11,938, $27,496 and $61,989, respectively. Cash paid for income taxes during 2004, 2003 and 2002 totaled $167, $285 and $305, respectively.

9. Benefit Plans

The change in the projected benefit obligation and in the plan assets for True Value administered pension plans were as follows for the years ended December 31:

($ in thousands)	2004	2003
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$72,664	$ 64,728
Service cost	5,660	5,204
Interest cost	4,197	3,998
Benefit payments	(385)	(436)
Actuarial losses	5,400	9,202
Plan amendments	(186)	35
Settlements	(8,126)	(10,067)
Projected benefit obligation at end of year	**79,224**	**72,664**
Change in plan assets:		
Fair value of plan assets at beginning of year	59,133	46,928
Actual return on assets	6,486	10,664
Employer contributions	5,464	12,044
Benefit payments	(385)	(436)
Settlements	(8,126)	(10,067)
Fair value of plan assets at end of year	**62,572**	**59,133**
Reconciliation of funded status:		
Funded status	(16,652)	(13,531)
Unrecognized prior service cost	(3,969)	(3,946)
Unrecognized actuarial loss	25,607	26,402
Prepaid expense	**$ 4,986**	**$ 8,925**

The accumulated benefit obligation for True Value administered pension plans was $62,393 and $53,870 at December 31, 2004 and 2003, respectively.

One of True Value's pension plans is the supplemental retirement plan ("SRP"), which is an unfunded unqualified defined benefit plan. The SRP had an Accumulated Benefit Obligation of $4,430 and $4,717 as of December 31, 2004 and December 31, 2003, respectively. Since the SRP is an unfunded plan, there were no plan assets at December 31, 2004 and December 31, 2003.

True Value recorded in Other long-term liabilities, for the SRP plan, an additional minimum pension liability of $4,479 and $5,096 as of December 31, 2004 and December 31, 2003, respectively, which represents the amount by which the accumulated benefit obligation exceeded the fair value of plan assets plus the previously recognized prepaid asset. The additional liability has been offset by an intangible asset, which is included in Other assets, to the extent of previously unrecognized prior service cost. The amount in excess of previously unrecognized prior service cost of $1,903 and $1,979 at December 31, 2004 and December 31, 2003 is recorded as a reduction of Members' equity in Accumulated other comprehensive loss.

True Value has a prepaid pension expense for both plans of $4,986 and $8,925 at December 31, 2004 and 2003, respectively. The prepaid pension expense at December 31, 2004 and December 31, 2003 is classified in "Prepaid expenses."

The components of net periodic pension cost for True Value administered pension plans were as follows for the years ended December 31:

($ in thousands)	2004	2003	2002
Components of net periodic pension cost:			
Service cost	$ 5,660	$ 5,204	$ 5,387
Interest cost	4,197	3,998	3,994
Expected return on assets	(4,470)	(4,344)	(4,618)
Amortization of transition assets	—	(105)	(235)
Amortization of prior service cost/(benefit)	(163)	93	92
Amortization of actuarial loss	1,445	902	182
Curtailment gain	—	—	(1,641)
Settlement loss	2,735	3,753	5,179
Net pension cost	**$9,404**	**$9,501**	**$8,340**

Plan Assets

Plan assets consist primarily of publicly traded common stocks and corporate debt instruments and the split by asset category is as follows:

Asset Category	2004	2003
Domestic Equities	65.2%	64.8%
Foreign Equities	9.6%	9.1%
Fixed Income	22.8%	22.4%
Real Estate	0.0%	0.0%
Cash	2.4%	3.7%
Other	0.0%	0.0%
Total	**100.0%**	**100.0%**

The target asset allocation of the plan assets is:

Target Asset Category	
Domestic Equities	65.0%
Foreign Equities	10.0%
Fixed Income	25.0%
Real Estate	0.0%
Cash	0.0%
Other	0.0%
Total	**100.0%**

Contributions

True Value expects to contribute $7,000 to its qualified pension plan and $772 to its SRP plan in 2005. True Value's policy is to fund its qualified pension plan to maintain assets equal to at least 90% of current liability in order to maintain its exemption from the Pension Benefit Guarantee Corporation variable premium.

True Value also participates in union-sponsored defined contribution plans. Costs related to these plans were $90, $59 and $60 for 2004, 2003 and 2002, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
($ in thousands)

2005	$4,796
2006	4,624
2007	6,204
2008	6,549
2009	7,400
2010-2014	45,244

The assumptions used to determine True Value's pension obligations for all plans were as follows for the years ended December 31:

	2004	2003
Weighted average assumptions:		
Discount rate	5.50%	6.00%
Expected return on assets	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%

The basis used to determine the assumption of overall expected return on assets was an analysis of the historical real (net of inflation) returns beginning in 1926 for a portfolio consisting of 60% of large-cap U.S. equities, 20% corporate bonds, 16% U.S. government bonds, and 4% cash, a combination intended to approximate True Value's pension asset mix. Using the historical returns over 30-year periods, True Value calculated the average returns for this portfolio over 30-year periods. The calculated 25th and 75th percentile were 4.6% and 6.4%, respectively. With the inflation assumption (3.0%) and the adjustment for expected fees paid from the pension trust (1.0%), the 25th and 75th percentile nominal yields are 6.6% and 8.4%. The True Value Company Defined Benefit Pension Plan assumes a rate of return of 8.0%.

True Value also contributes to the True Value Company Employee Savings and Compensation Deferral Plan (the "401(k) Plan") in accordance with IRS regulations. Under the 401(k) Plan, each participant may elect to contribute an amount up to 50% of the participant's annual compensation, not to exceed $13, $12 and $11 per year for 2004, 2003 and 2002, respectively. Also, plan participants who are 50 years of age or older may elect to make additional catch-up contributions not to exceed $3, $2 and $1 for 2004, 2003 and 2002, respectively. The total participants' deferred compensation including True Value's contributions to the participants' balances may not exceed $41 in 2004 and $40 in both 2003 and 2002. Effective in 2002, the 401(k) Plan included a guaranteed match of one-third of a participant's contribution up to a total of 2% of the participant's annual compensation. Based on True Value achieving certain financial goals, a match of greater than one-third of a participant's contribution can be earned. A match equaling two-thirds of a participant's contribution, up to a total of 4% of the participant's annual compensation, was earned for 2002 and 2003 and funded by March 2003 and 2004, respectively. For 2004, a match equaling one-third of a participant's contribution, up to a total of 2% of the participant's annual compensation, was earned and will be funded by March 2005. True Value recognized costs of $1,520, $2,928 and $2,445 for 2004, 2003 and 2002, respectively, for the 401(k) Plan.

10. Segment Information

True Value is principally engaged as a wholesaler of hardware and related products and is a manufacturer of paint products. True Value identifies segments based on management responsibility and the nature of the business activities of each component of its business. True Value measures segment earnings as operating earnings including an allocation for interest expense and income taxes.

Information regarding the identified segments and the related reconciliation to consolidated information are as follows:

As of and for the Year Ended December 31, 2004

($ in thousands)	Hardware	Paint Manufacturing and Distribution	Consolidated Totals
Net sales to external customers	$1,915,511	$108,376	$2,023,887
Interest expense	10,746	2,548	13,294
Depreciation and amortization	15,097	1,370	16,467
Segment net margin	34,064	9,149	43,213
Identifiable segment assets	603,151	52,368	655,519
Expenditures for long-lived assets	10,920	954	11,874

As of and for the Year Ended December 31, 2003

($ in thousands)	Hardware	Paint Manufacturing and Distribution	Consolidated Totals
Net sales to external customers	$1,921,448	$102,892	$2,024,340
Interest expense	48,339	9,184	57,523
Depreciation and amortization	24,640	1,420	26,060
Segment net margin	13,025	8,196	21,221
Identifiable segment assets	632,543	48,917	681,460
Expenditures for long-lived assets	6,367	458	6,825

As of and for the Year Ended December 31, 2002

($ in thousands)	Hardware	Paint Manufacturing and Distribution	Consolidated Totals
Net sales to external customers	$2,060,282	$115,169	$2,175,451
Interest expense	57,349	4,546	61,895
Depreciation and amortization	33,409	1,442	34,851
Segment net margin	11,967	9,186	21,153
Identifiable segment assets	652,815	50,556	703,371
Expenditures for long-lived assets	12,061	777	12,838

True Value does not have a significant concentration of members in any geographic region of the United States or in any foreign countries.

Primary product revenue categories for the last three years are set forth in the following table:

For the Years Ended December 31,

($ in thousands)	**2004**	**2003**	**2002**
Hardware segment:			
Hardware goods	$ 495,029	$ 485,374	$ 521,450
Farm and garden	430,840	429,161	443,062
Electrical and plumbing	350,685	353,332	385,853
Painting and cleaning	211,944	209,942	215,860
Appliances and housewares	218,489	228,929	247,786
Sporting goods and toys	102,817	107,862	125,555
Other	105,707	106,848	120,716
Subtotal Hardware segment	**1,915,511**	**1,921,448**	**2,060,282**
Paint manufacturing segment:			
Painting	108,376	102,892	115,169
Total net sales to external customers	**$2,023,887**	**$2,024,340**	**$ 2,175,451**

11. Asset Sales

In August 2002, True Value sold its Brookings, South Dakota regional distribution center to Rainbow Play Systems Properties of Brookings, LLC. The net proceeds after all closing costs for this sale were $6,286.

12. Quarterly Financial Summary (Unaudited)

Selected quarterly financial information for each of the four quarters in 2004 and 2003 is as follows:

($ in thousands)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
2004					
Net revenue	$499,362	$575,345	$474,516	$474,664	$2,023,887
Gross margin	49,843	61,658	55,956	54,620	222,077
Net margin before income taxes	2,175	16,974	13,421	10,820	43,390
Net margin	2,124	16,915	13,401	10,773	43,213
2003					
Net revenue	$452,127	$573,162	$478,811	$520,240	$2,024,340
Gross margin	43,562	67,310	55,705	53,859	220,436
Net margin/(loss) before income taxes	(3,833)	24,759	(9,628)	10,256	21,554
Net margin/(loss)	(3,917)	24,697	(9,770)	10,211	21,221

Corporate Information

Domestic Locations



Locations

6,025 stores in the United States and 56 other countries

Associates

2,940

- ★ Headquarters
- ● Distribution Center
- ◆ Paint Factory
- ☐ 100 stores or less
- ☐ 101 to 200 stores
- ☐ 201 to 300 stores
- ■ 301 stores or more

Form 10-K

True Value Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available for viewing and/or printing on www.truevaluecompany.com, www.membersonline.com or www.sec.gov.

Annual Meeting

True Value Company's Annual Meeting of Stockholders was held on March 6, 2005 at 8:30 a.m. Eastern Time, at the Georgia World Congress Center, Atlanta, Georgia.

All information as of December 31, 2004

True Value Company is one of the world's largest member-owned wholesale hardware cooperatives with $2 billion in annual revenue. Our cooperative includes approximately 6,000 independent retailer locations worldwide operating under the store identities of True Value, Grand Rental Station, Taylor Rental, Party Central, Home & Garden Showplace, Induserve Supply and Commercial Sales.

Board of Directors



Back Row (left to right)

Gilbert L. Wachsman Surfside, Florida [2, 7*, 8]

Bryan R. Ableidinger Vancouver, Washington [1, 4, 9*, 10*]

Michael S. Glode Saratoga, Wyoming [1, 8*]

Laurence L. Anderson West Des Moines, Iowa [2, 5, 6, 9, 10]

Thomas S. Hanemann Memphis, Tennessee [3, 9]

Front Row (left to right)

Kenneth A. Niefeld Annapolis, Maryland [1, 7]

David Y. Schwartz Highland Park, Illinois [2, 6*, 10]

Charles W. Welch South Royalton, Vermont [1, 7, 10]

Brian A. Webb Neenah, Wisconsin [1, 8]

Judith S. Harrison Plandome, New York [2, 6]

Director Designations 2005

1. Store Owner Director
2. Outside Director
3. Chief Executive Officer
4. Chairman of the Board
5. Vice Chairman of the Board

Board Committees 2005

6. Audit Committee
7. Compensation Committee
8. Corporate Governance Committee
9. Executive Committee
10. Legal Committee

*Committee Chair

True Value Company
World Headquarters
8600 W. Bryn Mawr Avenue
Chicago, Illinois 60631-3505
773.695.5000
www.truevaluecompany.com

